Form 10-K, Exhibit 13
period 1998-12-31
CASTLE & COOKE INC/HI/
filed 1999-03-25
CIK 1002506

                                CASTLE & COOKE, INC.                          17
--------------------------------------------------------------------------------


                RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA (1)



(in thousands, except share data)                      1998           1997           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------
Residential and other property sales              $  165,635     $  133,504     $  201,520      $  241,720    $   246,384
Resort revenues                                       72,452         56,304         52,529          46,106         43,826
Commercial and other revenues                         52,103         50,288         49,488          53,325         51,827
Gain on sale of income producing
   properties                                              -              -          4,207             400              -
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                       290,190        240,096        307,744         341,551        342,037
----------------------------------------------------------------------------------------------------------------------------
Cost of residential and other property sales         142,533        122,158        176,613         191,700        172,120
Cost of resort operations                             81,969         71,601         70,458          72,857         76,780
Cost of commercial and other operations               33,566         29,264         32,277          36,013         39,567
General and administrative expenses                   13,986         13,239         13,039          12,393         17,526
Write-down of certain properties to
   fair value                                              -              -              -         176,000              -
----------------------------------------------------------------------------------------------------------------------------
Total costs of operations                            272,054        236,262        292,387         488,963        305,993
----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                               18,136          3,834         15,357        (147,412)        36,044

Net income (loss)                                     10,798          3,873          9,213         (85,800)        22,005
Net income (loss) available to common
   shareholders                                   $   10,798     $     (104)    $    5,013      $  (86,024)    $   22,005
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss)
   per common share (2)                           $     0.58     $    (0.01)    $     0.25      $    (4.31)    $     1.10
----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2)               18,494         19,975         19,955          19,952         19,952
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS

Real estate developments                          $  501,147     $  514,794     $  511,358      $  571,828     $  528,670
Property and equipment, net                          500,000        460,919        444,435         442,162        634,656
Total assets                                       1,054,105      1,019,260      1,019,822       1,071,733      1,229,765
Total debt                                           260,044        186,101        152,130         195,000              -
Preferred stock                                            -              -         35,700          35,000              -
Total common shareholders' equity                    536,786        583,744        583,307         578,172      1,078,352
----------------------------------------------------------------------------------------------------------------------------


(1) Consolidated historical financial information prior to December 28, 1995 relates to the business of the Company as it was operated by Dole. At December 28, 1995, Dole transferred its real estate and resorts business to the Company and distributed to Dole shareholders one share of the Company for every three shares of Dole common stock ("Distribution"). The selected consolidated historical financial data are derived from the consolidated financial statements of the Company. The historical consolidated financial statements of the Company prior to January 1, 1996 may not reflect the results of operations or financial position that would have been obtained had the Company been a separate, publicly held company.

(2) Prior to 1996, the earnings per common share is based on an assumed weighted average outstanding number of shares of 19,951,578 which was the number of common shares outstanding immediately after the December 28, 1995 distribution date.

18                              CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

INTRODUCTION
Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and related notes, included elsewhere in this report. The Company was formed on October 10, 1995 to be the successor of the assets and related liabilities of the real estate and resorts business of Dole Food Company, Inc. and its subsidiaries ("Dole"). On December 28, 1995, Dole completed the separation of its real estate and resorts business from its food business through a pro rata distribution of the stock of the Company to its shareholders. The consolidated statements of operations, balance sheets and cash flows for periods prior to December 28, 1995 are those of Dole and have been prepared on the basis that the assets and liabilities of the real estate and resorts business were transferred using historical carrying values as recorded by Dole and present the Company's results of operations and cash flows as derived from Dole's historical financial statements. Historical results set forth in the Company's consolidated financial statements should not be taken as indicative of future operations.

OVERVIEW AND OUTLOOK
The Company's revenues are derived primarily from three sources: (i) residential development and other land sales on Oahu, Hawaii, and in Bakersfield, California, Orlando, Florida and Sierra Vista, Arizona; (ii) luxury resort operations on the Island of Lana'i, Hawaii; and (iii) commercial real estate activities, including office, industrial and retail operations, on Oahu and in Bakersfield, office rentals in North Carolina, Georgia and Arizona and golf courses in California and Arizona. Historically, a significant portion of the Company's earnings have been generated by the residential real estate operations on Oahu, particularly from the Mililani Town master planned community. In recent years, however, the Oahu residential earnings were not as significant to the consolidated earnings and the Company expects this trend to continue in the near future. The Company believes that the slowdown on Oahu was primarily the result of the general uncertainty of prospective homebuyers as to, and to their lack of confidence in, Hawaii's economy. Due to the economy, it is expected that Oahu sales rates will persist at their current levels for new home sales.
       The resort operations on the Island of Lana'i began with the opening of The Lodge at Koele in April 1990, followed by the opening of The Manele
Bay Hotel in May 1991. The Lana'i resort operations have suffered significant operating losses since the resorts opened. The Company's management is taking steps to reduce these operating losses by attempting to increase occupancy through focused advertising and by reducing annual costs through the reduction of non-core operations and services. More importantly, the Company's ability to earn a return on its investment in Lana'i depends primarily on the sale of luxury residential homes and lots at it's Manele Bay and Koele communities. The Company expects to fund future operating and capital requirements of Lana'i out of cash flow from its other operations and from borrowings.
       The Company continues to expand its commercial operations by acquiring and developing property in selected markets. Castle currently has over 3.4 million square feet of rentable commercial space and expects to add an additional 300,000 square feet over the next year as selected properties are developed. The completed and under construction projects include over 1.6 million square feet of office space, over 1.2 million square feet of retail space, over 500,000 square feet of commercial ground leases and over 250,000 square feet of industrial space. Castle expects to continue to add to the commercial portfolio to provide the Company with more predictable earnings and cash flows.
       Residential and commercial real estate businesses in general are cyclical. The Company's operating results have historically varied significantly from period to period as a result of, among other things, the timing of sales in developed projects, the availability of units for sale in new projects and the mix of homes and homesites developed with different locations, sizes and prices. In addition, the timing of commercial or large parcel sales can contribute to large variances in revenues and earnings.

RESULTS OF OPERATIONS
1998 COMPARED WITH 1997

REVENUE
Consolidated revenues increased 21% to $290 million in 1998 from $240 million in 1997. Excluding three bulk land sales in the third and fourth quarters of 1998, residential property sales increased 17% to $156 million in 1998 from $134 million in 1997. This increase is primarily due to homesite deliveries at the new Keene's Pointe development in Orlando, Florida, which commenced deliveries in the second quarter of 1998, and increased sales at the Seven Oaks development in Bakersfield, California. In 1998, the Keene's Pointe development delivered 156 homesites with revenues of $17.9 million, or $115,000 per homesite. Revenues at the Seven Oaks development increased $4.7 million in 1998 as compared to 1997 due to the sale of 219 homesites in 1998 compared to 141 homesites in 1997. Included in the 1998 residential and other property sales are the sale of three undeveloped land parcels for a total of $9.8 million and earnings before taxes of $4.1 million. These land parcels are located in Westlake Village, California, Sierra Vista, Arizona and Oahu, Hawaii.
       Resort revenues increased 29% to $72 million in 1998 from $56 million in 1997. This increase is primarily due to increased resort residential sales. Resort residential revenues were $19 million in 1998 compared to $5 million in 1997. The Company

                                CASTLE & COOKE, INC.                         19
-------------------------------------------------------------------------------


sold 11 residential units at its two luxury resort residential developments for a total of $13.9 million in 1998, compared to 2 residential units for a total of $3.4 million during 1997. Resort residential sales also include the sale of 10 plantation homes for a total of $2.0 million in 1998 compared to 6 plantation homes for a total of $1.1 million during 1997. In addition, the 1998 resort residential revenues include construction contract revenues of $2.7 million relating to the construction of a senior housing facility on Lana'i and improvements to the Lana'i Airport. Both the senior housing facility and Lana'i Airport are owned and operated by independent third parties. Hotel occupancy rates were 66.7% in 1998 and 66.8% in 1997. The average daily room rate was $286 in 1998 and $280 in 1997.
       Commercial and other revenues increased 4% to $52 million in 1998 compared to $50 million in 1997. The increase is primarily due to an increase of approximately $3 million of commercial revenues on the mainland partially offset by a decrease of approximately $1 million of commercial revenues on the Island of Oahu. The mainland revenue increase is primarily due to the addition of office space as new buildings came on line. The Oahu commercial revenue decrease is primarily due to the venture the Company entered into during 1998 with Horizon/Glen Outlet Centers Limited Partnership ("Horizon"), called Castle & Cooke Outlet Centers, LLC ("CCOC"). Prior to this venture, the Dole Cannery Factory Outlet Center in Honolulu was leased to Horizon. Subsequent to the CCOC venture with Horizon, the outlet center's lease was assumed by CCOC, which is substantially owned by the Company.

COST AND EXPENSES
Consolidated costs of operations increased 15% to $272 million in 1998 from $236 million in 1997. Excluding the 1998 bulk land sales, the cost of residential property sales as a percentage of residential property sales decreased to 89% in 1998 from 92% in 1997. This decrease is primarily due to the new Keene's Pointe project and improved results at the Seven Oaks development.
       Excluding resort residential sales and depreciation, the cost of resort operations as a percentage of resort revenues was 106% in 1998 as compared to 112% in 1997. The change is primarily due to cost containment efforts and improved efficiencies in managing the hotels. Resort depreciation was $8 million in 1998 compared to $9 million in 1997. The resort residential operating income was $1.9 million in 1998 compared to $244,000 in 1997. The increase is primarily due to increased sales as explained above.
       The cost of commercial and other operations as a percentage of commercial and other revenues increased to 64% in 1998 from 58% in 1997. This increase is primarily due to the CCOC venture with Horizon explained above. Prior to this venture, the Dole Cannery Factory Outlet Center in Honolulu was leased to Horizon and a significant portion of the operating expenses were paid by Horizon. Subsequent to the CCOC venture with Horizon, those operating expenses were paid by CCOC, which is substantially owned by the Company. Depreciation in the cost of commercial and other operations was $8.2 million in 1998 compared to $7.2 million in 1997.
       Interest and other income increased to $3.9 million in 1998 from $3.3 million in 1997. This increase is primarily due to CCOC's investment in a partnership which provided equity earnings of $2.4 million in 1998 partially offset by a gain of $1.1 million in 1997 related to the sale of an option on certain property on Oahu. In addition, interest from notes receivable and other miscellaneous income decreased approximately $600,000 in 1998 as compared to 1997.

The Company's interest expense increased during 1998 as compared to 1997 primarily due to increased debt. The Company's borrowings and related interest incurred are summarized as follows:


(in thousands)                                                    1998                1997
--------------------------------------------------------------------------------------------
Total borrowings at year end                                  $260,044            $186,101
--------------------------------------------------------------------------------------------
Total interest incurred                                        $16,877             $11,838
   Less: interest capitalized into real estate
   developments and property and
   equipment under construction                                (10,958)            (10,735)
--------------------------------------------------------------------------------------------
Interest expense, net of capitalized interest                   $5,919              $1,103
--------------------------------------------------------------------------------------------
Amortization in cost of residential
   and other property sales of interest
   previously capitalized                                       $5,287              $4,210
--------------------------------------------------------------------------------------------


NET INCOME AND EARNINGS PER SHARE
The Company's effective income tax rate decreased to 33% in 1998 from 36% in 1997. The lower effective rate is primarily due to low-income housing credits.
     The preferred stock dividend and accretion in 1997 relates to the $35 million cumulative preferred stock issued in connection with the Company's separation from Dole in December of 1995. The Company redeemed all of its outstanding preferred stock in December of 1997.
     Net income available to common shareholders was $10.8 million in 1998 compared to a net loss available to common shareholders of $104,000 in 1997. This increase is primarily due to better operating results described above.

NEW ACCOUNTING PRONOUNCEMENTS
In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"

20                               CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives on the balance sheet and measure those instruments at fair value. SFAS No. 133 requires implementation for the Company in the first quarter of 2000. Although the Company does not currently engage in significant derivative activities, the interest rate swaps discussed herein will be reflected on the balance sheet. However, SFAS No. 133 is not expected to have an effect on the results of operations of the Company.
     In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 132, Employers' Disclosures About Pensions and Other Post-retirement Benefits ("SFAS No. 132"). This statement standardized the disclosure requirements for pensions and other post-retirement benefits. The provisions of SFAS No. 132 are disclosure oriented and do not have an impact on the Company's financial position or results of operations. The prior disclosures for 1997 and 1996 have been changed to conform to the new disclosure requirements.
     In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). This statement establishes standards for reporting and display of information about operating segments. SFAS No. 131 required additional disclosures only, and there was no effect on the financial condition or results of operations of the Company.


1997 COMPARED WITH 1996

REVENUE
Consolidated revenues decreased 22% to $240 million in 1997 from $308 million in 1996. Excluding the sale of approximately 3,000 acres of agricultural land in Bakersfield for $11 million in 1996, residential and other property sales decreased 30% to $134 million in 1997 from $190 million in 1996. This decrease is primarily due to the soft Oahu market where 168 fewer units were delivered in 1997 than in 1996. Management believes this decrease in unit sales is the result of the continuation of the prior year's general uncertainty of prospective homebuyers as to, and to their lack of confidence in, Hawaii's economy, together with increased competition. In addition, commercial land sales in Bakersfield decreased $7.7 million in 1997 as compared to 1996. Bakersfield commercial land sales in 1997 were not significant. Excluding resort residential home and lot sales, the resort revenues increased 8% to $52 million from $48 million in 1996 primarily due to increased occupancy rates and average daily room rates. The occupancy rates increased 7% to 66.8% in 1997 from 62.2% in 1996 and the average daily room rate increased 5% to $280 in 1997 from $266 in 1996. Resort residential revenues were $5 million for 1997 and 1996. The gain on sale of income producing properties in 1996 is due to the sale of three Mississippi apartment complexes and a Bakersfield office building, which generated an aggregate of $37.5 million in revenues, offset by $33.3 million in capitalized and selling cost.

COST OF OPERATIONS
Consolidated costs of operations decreased 19% to $236 million from $292 million in 1996. Excluding the agricultural land sale in 1996, the cost of residential property sales as a percentage of residential sales increased to 92% in 1997 from 88% in 1996. The increase is primarily due to aggressive marketing programs and sales incentives used in the Oahu operations which have been necessary to stimulate activity in the soft market. The 1996 agricultural land sale generated approximately $2 million in operating income.
     Excluding resort residential home sales and depreciation, the cost of resort operations as a percentage of resort revenues improved to 112% in 1997 from 119% in 1996. The improvement is primarily due to improved occupancy and average daily room rates. Since a significant portion of the resort operation's costs is fixed, these costs will not increase proportionately as occupancy and resort revenues increase. Resort depreciation was $9 million in 1997 and in 1996.
     The cost of commercial and other operations as a percentage of commercial and other revenues decreased to 58% in 1997 from 65% in 1996. This decrease is primarily due to the addition of the Marketplace shopping center in late 1996 and decreased costs at the San Jose and Sierra Vista golf courses.
     Total interest incurred decreased to $11.8 million in 1997 from $12.6 million in 1996. Total interest capitalized into real estate developments and property and equipment was $10.7 million in 1997 and in 1996. Total borrowings were $186.1 million at December 31, 1997 compared to $152.1 million at December 31, 1996. The increase is primarily due to the redemption of the Company's preferred stock totaling $36.4 million on December 8, 1997. Amortization in cost of sales of previously capitalized interest totaled approximately $4 million and $3 million for 1997 and 1996, respectively.

NET INCOME AND EARNINGS PER SHARE
Interest and other income increased to $3.3 million in 1997 from $1.8 million in 1996. The increase is primarily due to a gain of $1.1 million related to the sale of an option on certain property on Oahu.
     The Company's effective income tax rate decreased to 36% in 1997 from 39.5% in 1996. The decrease is primarily due to low-income housing credits, which have a larger impact on the effective income tax rate as earnings before taxes decrease.
     Net loss available to common shareholders was $104,000 in 1997 compared to net income available to common shareholders of $5 million in 1996. This decrease is primarily due to the lower operating results described above.

                              CASTLE & COOKE, INC.                            21
--------------------------------------------------------------------------------


FINANCIAL CONDITION AND LIQUIDITY

LIQUIDITY AND CAPITAL RESOURCES
The Company requires capital to operate its resorts, purchase and develop land, construct homes and homesites and to acquire, to develop and to operate commercial property. Prior to the Company's separation from Dole in December of 1995, the Company financed its operations, acquisitions and developments primarily from capital contributions by Dole and, to a lesser extent, borrowings from a group of banks. In May 1997, the Company's existing credit agreement with a syndicate of banks was amended and restated (the "Credit Agreement"). Pursuant to this agreement, the banks agreed to provide a three-year revolving credit facility of up to $250 million, based upon a percentage of value of certain commercial properties and home building inventory (the "Borrowing Base"). At December 31, 1998 the Borrowing Base allowed the Company to borrow up to $234 million. The Credit Agreement bears interest at a variable rate based on the London Interbank Offered Rate ("LIBOR") or at an alternative rate based upon a designated bank's prime rate or the federal funds rate. At December 31, 1998, total borrowings under the Credit Agreement were $198 million with an interest rate of 6.83%. On December 30, 1998, the Company entered into a $50 million long-term fixed rate financing arrangement with an insurance company. This debt, which has an interest rate of 6.73% and a 30-year amortization rate, matures on December 30, 2008. At December 31, 1998, the Company was in compliance with the various financial covenants of its loan agreements.
     The Company's financial market risk exposures relate primarily to interest rates. Therefore, the Company utilizes interest rate agreements to manage interest rate exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial activities. The Company does not utilize financial instruments for trading or other speculative purposes. In October 1997, the Company entered into interest rate swaps on issued variable-rate debt for notional amounts totaling $80 million. This effectively converted variable-rate debt into fixed-rate debt, with an interest rate of 7.44% at December 31, 1998. These agreements mature on October 1, 2002. Notional amounts do not represent cash flow, and credit risk exposure is limited to the net interest differentials. The swap rate difference resulted in approximately $331,000 and $48,000 of additional interest expense in 1998 and 1997, respectively, compared to what interest expense would have been had the debt remained at variable rates.
     In Bakersfield, the Company periodically creates assessment districts with the City of Bakersfield to issue bonds to finance infrastructure improvements. The bonds are repaid by property owners over a 20-year period and have interest rates averaging approximately 7%. As of December 31, 1998, the Company had $9.4 million in bond liability.
     The cash flow from each of the Company's residential developments differs substantially from their reported earnings, depending on the status of the development cycle. The initial years of development require significant cash outlays for, among other things, land acquisition costs, major roads, interchanges, infrastructure, model homes, sales and administration facilities, landscaping and certain utilities. Since these costs are capitalized, this can result in income reported for financial statement purposes during those initial years significantly exceeding cash flow. However, after the initial years of development or expansion, when these expenditures are made, cash flow can significantly exceed income reported for financial statement purposes, as cost of operations includes charges for substantial amounts of previously expended costs.
     The Company expects 1999 residential development expenditures to be approximately $88 million for Hawaii residential projects and $33 million for mainland residential projects. Approximately $75 million of the Oahu residential development expenditures relate to house construction and onsite improvements, which will be driven by sales activity.
     The Company expects 1999 capital expenditures for its commercial operations to be approximately $36 million and $13 million for the mainland and Oahu developments, respectively. Significant planned expenditures on the mainland include the completion of the development of a 173,000 square foot office complex in Raleigh, North Carolina ($9 million), completion of the Coyote Creek golf course and clubhouse adjacent to the Company's existing course in San Jose, California ($6 million), completion of the Keene's Pointe Golf Course ($6 million), completion of the 75,000 square foot Riverwalk office building in Bakersfield, California ($4 million) and tenant improvement costs at the existing 10,000 Ming building in Bakersfield ($5 million). Significant expenditures on Oahu are planned to include additional development and tenant improvement costs at the Dole Cannery ($8 million) and Town Center of Mililani ($4 million).
     The Company expects the resort developmental and capital expenditures in 1999 to be approximately $13 million and $6 million, respectively. The developmental expenditures primarily relate to the luxury residential developments and will be driven by sales activity.
     The Company believes that the funds available under its existing debt agreements and cash generated from operations combined with selective sales of commercial and other properties from time to time will be adequate for its short-term and long-term cash needs. There can be no assurance, however, that the amounts available from such sources will be sufficient. The Company may be required to seek additional capital in the form of public equity or debt offerings or from a variety of potential sources, including additional bank financing or assessment district financing.

22                             CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


     During 1998, cash provided by operations was $40 million, compared to $34 million in 1997. This increase is primarily due to a net decrease of $11.5 million in real estate development in 1998 compared to a net decrease of $717,000 in 1997. In addition, the Company's net income tax payments during 1998 were $7 million compared to a net income tax refund of $10 million in 1997. As noted above, the cash flow for each of the Company's residential projects can differ substantially from reported earnings, depending on the status of the development cycle. As of December 31, 1998, on Oahu the Company had expended approximately 76% of the projected infrastructure costs at Mililani Mauka while it had delivered only 54% (or 6,119) of the total planned homes, and at the Company's Royal Kunia community, the Company had expended approximately 85% of the projected land and infrastructure costs while it had delivered only 42% (or 1,692) of the total planned homes. As of December 31, 1998, at the Company's Seven Oaks master planned community in Bakersfield, the Company had expended approximately 65% of the projected costs for infrastructure, golf course and clubhouse and had delivered 25% (or 2,639) of the planned homes and homesites.
     During 1997, cash provided by operations was $34 million, compared to $47 million in 1996. This decrease is primarily due to a net decrease in real estate development in 1996. In 1997, the real estate development balance did not significantly fluctuate from the prior year. In addition, the Company's net tax refund during 1997 was $10 million compared to net income tax payments of $21 million in 1996.
     Cash used in investing activities was $53 million in 1998, which was attributable to capital expenditures. Significant capital expenditures in 1998 on the mainland included the partial construction of the Keene's Pointe golf course and clubhouse ($8 million), partial construction of the Coyote Creek golf course and clubhouse ($13 million), construction of the Two Premier Plaza office building ($3 million), construction of the Marketplace shopping center third phase ($4 million), construction of the Riverwalk office building ($5 million), construction of the Regents II office building ($2 million), construction of a build-to-suit manufacturing facility in Bakersfield ($2 million), the acquisition of land and early planning costs for the construction of the Falls of the Neuse office building ($4 million). Capital expenditures in 1998 on Oahu totaled $3 million and included additional development of the Dole Cannery and Town Center of Mililani. Total 1998 capital expenditures on Lana'i totaled $4 million.
     Cash used in investing activities was $33 million in 1997, which was attributable to capital expenditures. Significant capital expenditures in 1997 include the construction of the Premier II office building ($11 million), construction of the Marketplace shopping center second phase ($7 million), partial construction of the Coyote Creek golf course ($6 million), construction of a new office building adjacent to the Regents Center ($2 million), partial construction of additional employee housing on Lana'i ($1 million), and completion of a waste water treatment facility on Lana'i to primarily service the Manele residential project ($1 million).
     Cash provided by financing activities in 1998 was $16 million. The Company's net borrowings under its revolving credit agreement and long term debt were $74 million, which was partially offset by the stock repurchase of $58 million.
     Cash used in financing activities in 1997 was $5 million. The Company paid preferred stock dividends of $3 million and paid $36 million to redeem the outstanding preferred stock. These uses were partially offset by net borrowings under its revolving credit agreement of $34 million.
     The Company currently carries insurance that protects it against a variety of potential losses, including losses from building and construction-risks, property damage and general liabilities. The Company's insurance is subject to various coverage limits, exclusions and deductibles. The Company believes it has a cost-effective level of insurance coverage that is adequate in light of the risks associated with its various businesses.


YEAR 2000

READINESS
The year 2000 ("Y2K") problem arose because many existing computer programs use two digits instead of four to refer to the year. These programs may be unable to properly interpret a year that begins with "20" (i.e., the year 2000), which could cause disruption of normal business activities. The Company uses computer software and related technologies that will be affected by the Y2K problem. The Company also relies upon a number of third parties in conducting its business and could be adversely affected if these third parties are not Y2K compliant.
     The Company is addressing the Y2K problem with a company-wide program involving its corporate office and principal locations. This program includes the identification of affected software and systems through an inventory and assessment, communications with the Company's material suppliers and other third parties to determine the extent to which the Company is vulnerable to failure by them to be Y2K compliant, and the development and implementation of a remediation and response plan.
     The Company has completed the inventory phase (identification of all potential exposure items) and is currently completing the assessment phase (determine if the component is Y2K compliant) for all information technology systems (such as business computing systems and technical infrastructure), as well as non-information technology systems (such as embedded technology). The assessment phase is estimated to be approximately 90%

                                CASTLE & COOKE, INC.                          23
--------------------------------------------------------------------------------


complete. Subject to new information becoming available, the Company expects this to be complete by April 30, 1999.
     In conjunction with the inventory and assessment, the Company is developing and implementing a remediation and response plan intended to remedy Y2K deficiencies and to address contingencies for unforeseen problems. In most cases, the Company will replace older software with new, upgraded software and systems that are Y2K compliant. The Company's major accounting systems are Y2K compliant.
     In addition to problems that may arise if material suppliers are not Y2K compliant, systemic problems in the economy resulting from the Y2K problem, such as problems with air traffic control, other transportation systems, power supply or overall economic dislocation would affect the Company. In addition, the Company's development and other activities could be halted or materially delayed if its lenders are, as a result of the Y2K problem, unable to advance funds from credit or similar facilities.

COSTS
The cumulative amount spent by the Company as of December 31, 1998 to address the Y2K problem is approximately $183,000. Given the information available at this time, the Company currently anticipates the total cost (including past expenditures) to remediate the Y2K problem will not exceed $800,000. Although the timing of some of these expenditures may be accelerated by the Y2K problem, in most instances they will involve expenditures that would have occurred in the normal course of business.

RISKS AND CONTINGENCY PLANS
The Company is currently uncertain as to what are the most reasonably likely worst case Y2K scenarios for its operations. The Company will continue to analyze this issue and to develop a contingency plan to respond to these scenarios as more information becomes available.
     Statements herein that are not historical facts are "forward-looking statements." For example, the estimated costs of the Company's Y2K compliance project and the dates on which the Company plans to complete its remediation and other activities are based on management's best estimates, which were derived from numerous assumptions about future events, including the availability of remediation resources, the existence and adequacy of third party Y2K compliance plans, the ability to identify and correct all relevant computer codes, and other factors. There can be no guarantee that these estimates and plans will be achieved and actual results could differ materially.


BACKLOG

At December 31, 1998, the Company's residential operations had a backlog of new orders of 88 homes and 594 homesites. The value of the homes and homesites backlog at December 31, 1998 was $25.1 million and $22.1 million, respectively. The Company anticipates delivering the majority of the homes during the balance of 1999. Included in the homesite backlog at December 31, 1998, are homesites to be sold to builders under option contracts, pursuant to which approximately 162 homesites with an aggregate sales price of approximately $6.8 million are expected to close after December 31, 1999. It is currently the Company's practice to include a home or homesites in backlog at the contract price upon execution of a sales contract and receipt of money on deposit, and to remove it from backlog upon closing of escrow.
     In the past, the Company has generally allowed prospective home purchasers who are unable to obtain financing to cancel their contracts and has refunded their deposits. During the past five years, the Company experienced an average home contract cancellation rate of approximately 25%. Since primarily all homesite sales are to local homebuilders, the Company has experienced insignificant cancellations after executing a homesite sales contract. No assurance can be given that the Company will be able to enter into or close pre-construction sales contracts for its homes or homesites in the future. In addition, the backlog may vary substantially because the Company's projects are long-term and are frequently at different development stages. At December 31, 1998, the backlog of new orders on the Island of Lana'i included 4 luxury townhomes with a total value of $4.7 million.

INTEREST RATES AND CHANGING PRICES

The Company's business is significantly affected by general economic conditions in Hawaii and California and, particularly, by fluctuations in interest rates. Higher interest rates may decrease the potential market for new homes by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates acceptable to them. In Hawaii, because pricing on "affordable" homes is based primarily on mortgage payments, increasing mortgage interest rates will lower the prices of "affordable" homes. Inflation also has a detrimental effect on operating costs, but can lead to higher values for the Company's existing landholdings.


RISK FACTORS

The statements contained herein, which are not historical facts, are forward-looking statements based on economic forecasts, strategic plans and other factors, which, by their nature, involve risk and uncertainties. In particular, among the factors that could cause actual results to differ materially are the following: business conditions and general economy; competitive factors; political decisions affecting land use permits; capital resources; interest rates and other risks inherent in the real estate business.

24                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


                       CONSOLIDATED STATEMENTS OF OPERATIONS


(in thousands, except share data)                               1998            1997          1996
----------------------------------------------------------------------------------------------------
REVENUES

Residential and other property sales                          $165,635       $133,504       $201,520
Resort revenues                                                 72,452         56,304         52,529
Commercial and other revenues                                   52,103         50,288         49,488
Gain on sale of income producing properties                          -              -          4,207
----------------------------------------------------------------------------------------------------
    Total revenues                                             290,190        240,096        307,744
----------------------------------------------------------------------------------------------------
COST OF OPERATIONS

Cost of residential and other property sales                   142,533        122,158        176,613
Cost of resort operations                                       81,969         71,601         70,458
Cost of commercial and other operations                         33,566         29,264         32,277
General and administrative expenses                             13,986         13,239         13,039
----------------------------------------------------------------------------------------------------
    Total costs of operations                                  272,054        236,262        292,387
----------------------------------------------------------------------------------------------------
Operating income                                                18,136          3,834         15,357
Interest and other income, net                                   3,899          3,349          1,795
Interest expense, net                                            5,919          1,103          1,923
----------------------------------------------------------------------------------------------------
Income before income taxes                                      16,116          6,080         15,229
Income tax provision                                            (5,318)        (2,207)        (6,016)
----------------------------------------------------------------------------------------------------
Net income                                                      10,798          3,873          9,213
Preferred stock dividend and accretion                               -         (3,977)        (4,200)
----------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders            $ 10,798         $ (104)       $ 5,013
----------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per common share               $0.58         $(0.01)         $0.25
----------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS OF OPERATIONS.

                                CASTLE & COOKE, INC.                          25
--------------------------------------------------------------------------------


                            CONSOLIDATED BALANCE SHEETS


(in thousands, except share data)                                1998            1997
---------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                     $    4,764     $    1,612
Receivables, net                                                  23,127         22,520
Real estate developments                                         501,147        514,794
Property and equipment, net                                      500,000        460,919
Other assets                                                      25,067         19,415
---------------------------------------------------------------------------------------
   Total assets                                               $1,054,105     $1,019,260
---------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable                                                 $  250,044       $176,101
Note payable to Dole                                              10,000         10,000
Accounts payable                                                  20,239         18,162
Accrued liabilities                                               30,411         28,263
Deferred taxes                                                   174,450        176,357
Deferred income and other liabilities                             32,175         26,633
---------------------------------------------------------------------------------------
   Total liabilities                                             517,319        435,516
---------------------------------------------------------------------------------------
Commitments and contingencies
Common shareholders' equity:
   Common stock, no par value; 20,036,117 and 19,996,288
   shares issued at December 31, 1998 and 1997, respectively     512,182        511,616

Common stock in treasury, at cost; 3,015,764 shares at
   December 31, 1998                                             (58,322)             -

Retained earnings                                                 82,926         72,128

   Total common shareholders' equity                             536,786        583,744
---------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                 $1,054,105     $1,019,260
---------------------------------------------------------------------------------------





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE
SHEETS.

26                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                           TREASURY    TOTAL COMMON
                                                 COMMON         COMMON       RETAINED       TREASURY          STOCK   SHAREHOLDERS'
(in thousands, except share data)                SHARES          STOCK       EARNINGS         SHARES        AT COST         EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   19,951,578      $ 510,953       $ 67,219              -           $  -       $578,172

   Net income                                         -              -          9,213              -              -          9,213
   Preferred stock dividend
     and accretion                                    -              -         (4,200)             -              -         (4,200)
   Issuance of common stock
     under incentive plans                        3,147            122              -              -              -            122
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   19,954,725        511,075         72,232              -              -        583,307

   Net income                                         -              -          3,873              -              -          3,873
   Preferred stock dividend
     and accretion                                    -              -         (3,977)             -              -         (3,977)
   Issuance of common stock
     under incentive plans                       41,563            541              -              -              -            541
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   19,996,288        511,616         72,128              -              -        583,744

   Net Income                                         -              -         10,798              -              -         10,798
   Purchase of Treasury Stock                         -              -              -     (3,015,764)       (58,322)       (58,322)
   Issuance of common stock
     under incentive plans                       39,829            566              -              -              -            566
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                   20,036,117      $ 512,182       $ 82,926     (3,015,764)    $  (58,322)    $  536,786
----------------------------------------------------------------------------------------------------------------------------------







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY.

                                CASTLE & COOKE, INC.                          27
--------------------------------------------------------------------------------


                       CONSOLIDATED STATEMENTS OF CASH FLOWS


(in thousands)                                                   1998           1997          1996
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                 $ 10,798        $ 3,873        $ 9,213
   Adjustments to reconcile net income to cash
   provided by operating activities:
     Gain on sale of income producing properties                     -              -         (4,207)
     Depreciation                                               17,542         17,594         17,420
     Equity earnings, net of dividends received                 (1,519)           195             79
     Other                                                          40            287            472

   Changes in operating assets and liabilities:
     (Increase) decrease in receivables, net                      (607)           870          2,498
     Decrease in real estate developments, net                  11,528            717         45,105
     Decrease in income tax receivable                               -          9,209              -
     Increase (decrease) in accounts payable                     2,077          1,532        (10,067)
     Increase (decrease) in accrued liabilities                  3,287           (852)         1,138
     (Decrease) increase in income taxes                        (1,907)         3,538        (15,267)
     Net change in other assets and liabilities                   (984)        (2,695)           498
----------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                    40,255         34,268         46,882
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of income producing properties                 -              -         36,231
   Acquisition of property and equipment                       (53,250)       (33,114)       (35,684)
----------------------------------------------------------------------------------------------------
   Net cash (used in) provided by investing activities         (53,250)       (33,114)           547
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Net borrowings (reductions) under revolving loan agreement   22,000         34,000        (42,870)
   Proceeds from issuance of debt                               51,971              -              -
   Reduction of debt                                               (28)           (29)             -
   Purchase of stock                                           (58,322)             -              -
   Redemption of redeemable preferred stock                          -        (36,400)             -
   Preferred stock dividends paid                                    -         (3,277)        (3,724)
   Proceeds from exercise of stock options                         526            501             47
----------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities          16,147         (5,205)       (46,547)
----------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents              3,152         (4,051)           882
   Cash and cash equivalents at beginning of year                1,612          5,663          4,781
----------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                   $  4,764        $ 1,612        $ 5,663
----------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS OF CASH FLOWS.

28                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

Castle & Cooke, Inc. (the "Company" or "Castle"), a Hawaii corporation, was formed on October 10, 1995 to be the successor of the assets and related liabilities of the real estate and resorts business of Dole Food Company, Inc. and its subsidiaries ("Dole"). Dole transferred the assets and related liabilities to Castle & Cooke, Inc. in December 1995. On December 28, 1995, Dole distributed (the "Distribution") all the common shares of Castle to the shareholders of Dole. The Dole shareholders received one share of common stock in Castle for every three shares of Dole common stock. As consideration for the transfer of Dole's real estate and resorts business to the Company, the Company issued to Dole (i) all of the outstanding shares of Castle Common Stock, (ii) a promissory note in the principal amount of $200 million, a promissory note in the principal amount of $10 million, and (iii) 3,500 shares of redeemable preferred stock of Castle with an aggregate liquidation value of $35 million.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries and controlled joint ventures. All significant inter-company accounts and transactions have been eliminated. The Company's investments in unconsolidated joint ventures in which it has less than a controlling interest are accounted for under the equity method.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GAIN ON SALE OF INCOME PRODUCING PROPERTIES
Gain on the sale of income producing properties reflects revenues generated through the sale of income producing properties, net of capitalized costs and selling costs associated with those properties.

REAL ESTATE DEVELOPMENTS
Construction and development costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land acquisition, land development and other common costs are allocated to individual units in a real estate development based on specific identification, relative value or area method. Interest and real estate taxes incurred during the development period are capitalized.

CARRYING VALUE OF REAL ESTATE ASSETS
In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"), real estate assets are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable such as a significant decrease in market value, a significant adverse change in legal factors or business climate, a significant change in intended use, an accumulation of costs significantly in excess of the amount originally expected, or current period losses combined with a history of losses or a forecast of continuing losses. If indications are that the carrying amount of an asset may not be recoverable, SFAS No. 121 requires an estimate of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss must be recognized to write down the asset to an amount a willing buyer would pay for such property in a current transaction, that is, other than in a forced or liquidation sale.

REVENUE RECOGNITION
Revenue from the sale of land and residential units is generally recognized when closings have occurred, required down payments are received and other criteria for sale and profit recognition are satisfied in accordance with generally accepted accounting principles governing profit recognition for real estate transactions. In situations where the Company has continuing involvement with the property sold, revenues are recognized by the percentage-of-completion method as development and construction proceed, provided that cost and profit can be reasonably estimated. The cost of residential and other property sales includes selling and marketing expenses.
   Rent revenue from commercial and retail properties is generally recognized on the straight-line basis over the terms of leases. Revenue from the resort hotels is generally recognized when due from the guests.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful life as follows:


Land improvements, buildings
   and improvements                                         9-40 years

Equipment                                                    3-5 years


The costs and accumulated depreciation of property retired or otherwise disposed of in the normal course of business are removed from the accounts, and any gain or loss is recognized

                                CASTLE & COOKE, INC.                          29
--------------------------------------------------------------------------------


in the year of the disposition. Property and equipment includes, among other things, the resort hotels on Lana'i, commercial office complexes and other rental properties.

INCOME TAXES
Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities by applying enacted statutory tax rates to these differences.

EARNINGS PER COMMON SHARE
In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which established standards for computing and presenting earnings per share. The adoption of SFAS No. 128 had no effect on earnings per share amounts previously reported for the year ended 1996. Basic earnings per share was computed by dividing net income (loss), after reduction for preferred stock dividends and accretion, if any, by the sum of (1) the weighted average number of shares of common stock outstanding during the year and (2) the weighted average number of non-employee director grants outstanding during the year. The computation of diluted earnings per share further assumes the dilutive effect of stock options. The weighted average number of shares of common stock outstanding were 18,488,191, 19,971,381 and 19,953,938 for 1998, 1997 and 1996, respectively. The weighted average number of non-employee director grants outstanding was 6,188, 3,841 and 1,331 for 1998, 1997 and 1996, respectively. In connection with its "Dutch Auction" self-tender offer, the Company repurchased 3,015,764 shares of the Company's common stock at a price of $19.25 per share on July 6, 1998.
   The 1998 and 1996 computation of dilutive earnings per share includes the assumed exercise of 71,514 and 66,207 options outstanding, respectively. The 1997 computation of dilutive earnings per share does not include the assumed exercise of 62,971 options outstanding because their effect was anti-dilutive.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand and time deposits which have original maturities of three months or less at the time of purchase.

FINANCIAL INSTRUMENTS
The Company utilizes interest rate agreements to manage interest rate exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial activities. The Company does not utilize financial instruments for trading or other speculative purposes. The counterparties to these contractual arrangements are major financial institutions with which the Company also has other financial relationships.

FAIR VALUE OF FINANCIAL INSTRUMENTS
For short-term financial instruments, the historical carrying amount is a reasonable estimate of fair value. For long-term financial instruments not readily marketable (primarily receivables and notes payable), fair values were estimated based upon discounted future cash flows at prevailing interest rates. For interest rate swaps, the fair value of the interest rate swaps is the settlement amount, based on estimates obtained from dealers. Based on these estimates, the Company would be required to pay approximately $2.9 million and $698,000 to terminate its swap agreements as of December 31, 1998 and 1997, respectively.
   It is estimated that the carrying value of the Company's other financial instruments are not materially different from their recorded amounts as of December 31, 1998 and December 31, 1997.

ENVIRONMENTAL COSTS
The Company incurs on-going environmental costs, including consulting fees for environmental studies and investigations. Costs incurred in connection with operating properties and properties previously sold are expensed. Expenditures that relate to undeveloped land are capitalized as part of development costs. Reserves for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining the reserves, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost sharing arrangements, if any. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Environmental reserves and environmental remediation costs charged to operations for 1998, 1997 and 1996 were not significant.

NEW ACCOUNTING PRONOUNCEMENTS
In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 132, Employers' Disclosures About Pensions and Other Post-retirement benefits ("SFAS No. 132"). This statement standardized the disclosure requirements for pensions and other post-retirement benefits. The provisions of SFAS No. 132 are disclosure oriented and do not have an impact on the Company's financial position or results of operations. The prior disclosures for 1997 have been changed to conform to the new disclosure requirements.
   In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). This statement establishes standards for reporting and display of information about operating segments. SFAS No. 131 required additional disclosures only, and there was no effect on the financial condition or results of operations of the Company.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

30                               CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


NOTE 3 - RECEIVABLES

The following is a summary of receivables:


   (in thousands)                             1998           1997
-------------------------------------------------------------------
Notes receivable bearing interest
   of 7% to 11%, secured by real
   property and improvements              $ 11,093       $ 12,337
Escrow holdbacks                             1,015          1,520
Due from Dole                                1,731              -
Other receivables                           10,535         10,153
Less allowance for doubtful accounts        (1,247)        (1,490)
-------------------------------------------------------------------
                                          $ 23,127       $ 22,520
-------------------------------------------------------------------


The weighted average interest rates of all notes receivable were approximately 8% at December 31, 1998 and 9% at December 31, 1997.

NOTE 4 - REAL ESTATE DEVELOPMENTS

Real estate developments consist of the following:


   (in thousands)                           1998            1997
-------------------------------------------------------------------
Finished inventory                        $108,490       $ 84,860
Development projects in progress           208,165        240,694
Unimproved lands held for
   future development                      184,492        189,240
-------------------------------------------------------------------
                                          $501,147       $514,794
-------------------------------------------------------------------


Real estate developments included $11.9 million and $13.6 million of homes reserved by deposit or sales contract as of December 31, 1998 and December 31, 1997, respectively. Additionally, real estate developments included $13.6 million and $4.1 million of homesites reserved by option contract as of December 31, 1998 and December 31, 1997, respectively. Development projects in progress consist principally of land, land improvement costs and, if applicable, construction costs for houses and condominiums, which are in various stages of development but not ready for sale.
   The Company constructed a country club and golf course in its Seven Oaks master planned community in Bakersfield, California. These and other related assets will be contributed by the Company to the Seven Oaks Country Club, a nonprofit organization, in 2012. The Company has the right to sell memberships in the club and is obligated to fund operating shortfalls until the club is transferred. The operating cash shortfalls totaled approximately $1.4 million, $1.8 million and $1.6 million for 1998, 1997 and 1996, respectively, and were capitalized. The Company's net investment in these amenities included in real estate developments was $28 million and $30 million at December 31, 1998 and December 31, 1997, respectively. Over the life of the project, the Company expects to invest approximately $45 million, which includes an estimate of the future funding requirements for the golf course and country club. Over the life of the project, $21 million of this investment is expected to be recovered from the sale of country club memberships. The balance of the costs of approximately $24 million is being amortized through cost of residential property sales as homesites and homes are sold. Management believes such costs will be recovered through the sale of the residential homes and homesites surrounding the country club.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


(in thousands)                              1998           1997
-------------------------------------------------------------------
Land and land improvements               $ 246,885      $ 244,567
Buildings and improvements                 283,441        252,057
Equipment                                  101,126         95,453
Construction in progress                    42,341         26,989
-------------------------------------------------------------------
                                           673,793        619,066
Accumulated depreciation                  (173,793)      (158,147)
-------------------------------------------------------------------
                                         $ 500,000      $ 460,919
-------------------------------------------------------------------


Depreciation expense for 1998, 1997 and 1996 totaled $18 million, $18 million and $17 million, respectively.

NOTE 6 - INVESTMENTS IN AFFILIATES:

Investments in which the Company owns greater than 20% but less than 50% are accounted for using the equity method. Investments accounted for by the equity method were $9.2 million and $6.7 million at December 31, 1998 and 1997, respectively. Dividends or cash distributions received from these investments were $1.1 million, $291,000 and $200,000 for 1998, 1997 and 1996, respectively.
These entities are engaged in real estate developments. The Company's share of earnings of these affiliates is included in income as earned.

Summarized financial information for these equity investees is shown below:


(in thousands)                                1998           1997           1996
-----------------------------------------------------------------------------------
Revenues                                   $ 8,937        $ 2,494        $ 2,644
Costs and other deductions                   7,271          2,265          2,491
-----------------------------------------------------------------------------------
Net income                                 $ 1,666        $   229        $   153
-----------------------------------------------------------------------------------
Total assets                               $76,764        $29,757        $29,987
-----------------------------------------------------------------------------------
Total liabilities                          $45,763        $16,056        $16,359
-----------------------------------------------------------------------------------
Net equity                                 $31,001        $13,701        $13,628
-----------------------------------------------------------------------------------

                                CASTLE & COOKE, INC.                          31
--------------------------------------------------------------------------------


In 1998, the Company acquired an equity interest in a partnership, which owns four separate commercial properties. Through this partnership, the Company has the right to the earnings and respective cashflows from only one of the four properties, the Lake Elsinore Outlet Center in California. The Company, however, does not control the partnership or the operations of the Lake Elsinore Outlet Center. As such, the investment in the partnership is recorded using the equity method of accounting and only the Lake Elsinore Outlet Center is included with the Company's investments summarized above.

NOTE 7 - NOTES PAYABLE

Notes payable consists of the following:


   (in thousands)                             1998           1997
---------------------------------------------------------------------
Borrowings under revolving loan agreements,
   at an average interest rate of 7.5% and
   7.6% in 1998 and 1997, respectively       $198,000       $176,000
Term loan                                      50,000              -
Other                                           2,044            101
---------------------------------------------------------------------
Total notes payable                           250,044       $176,101
---------------------------------------------------------------------


In May 1997, the Company's existing credit agreement with a syndicate of banks was amended and restated (the "Credit Agreement"). Pursuant to this Credit Agreement, the banks agreed to provide a three-year revolving line of credit of up to $250 million, based upon a percentage of the value of certain commercial properties and homebuilding inventory (the "Borrowing Base"). The Credit Agreement bears interest at a variable rate based on the London Interbank Offered Rate ("LIBOR") or at an alternative rate based upon a designated bank's prime rate or the federal funds rate. The Credit Agreement contains customary covenants including, but not limited to, negative pledges; limitations on consolidations; sale of assets; limitations on other debt; financial covenants relating to tangible net worth, interest coverage, cash flow and inventory levels. At December 31, 1998, the Company was in compliance, and the Borrowing Base was $234 million, which assets had a net book value of approximately $400 million.
   In December 1998, the Company entered into a 6.73% ten-year term loan with an insurance company. The loan, which is amortized over a 30-year period, is secured by two commercial properties, with a net book value of approximately $37 million.
   In October 1997, the Company entered into interest rate swaps on issued variable-rate debt for notional amounts totaling $80 million. This effectively converted variable-rate debt into fixed-rate debt, with an average interest rate of 7.44% at December 31, 1998. These agreements mature on October 1, 2002. Notional amounts do not represent cash flow, and credit risk exposure is limited to the net interest differentials. The swap rate difference resulted in approximately $331,000 and $48,000 of additional interest expense in 1998 and 1997, respectively, compared to what interest expense would have been had the debt remained at variable rates.
   In December 1995, the Company issued a $10 million term note to Dole in connection with the Distribution. The unsecured note bears interest at 7% per annum and matures on December 8, 2000.
   The total interest paid, net of capitalized interest, was $4.9 million, $822,000 and $1.5 million in 1998, 1997 and 1996, respectively.

The following is a summary of interest costs incurred:


(in thousands)                                1998           1997           1996
---------------------------------------------------------------------------------
Capitalized                                $10,958        $10,735        $10,696
Expensed                                     5,919          1,103          1,923
---------------------------------------------------------------------------------
                                           $16,877        $11,838        $12,619
---------------------------------------------------------------------------------
Amortization of interest
   previously capitalized                  $ 5,287        $ 4,210        $ 2,883
---------------------------------------------------------------------------------


NOTE 8 - LEASES

The Company receives rental income from the leasing of retail, office and industrial building space under operating leases. Future minimum rentals, under non-cancelable operating leases over the next five years (excluding tenant reimbursements of operating expenses) as of December 31, 1998, are as follows:


                                    COMBINED RETAIL
                                         AND OFFICE          LEASE
(in thousands)                       BUILDING SPACE      WITH DOLE
---------------------------------------------------------------------
1999                                      $ 28,371         $   95
2000                                        26,677              -
2001                                        24,762              -
2002                                        22,344              -
2003                                        18,515
Thereafter                                 150,291
---------------------------------------------------------------------
                                          $270,960         $   95
---------------------------------------------------------------------


The leases also provide for additional rentals based on increases in operating expenses. These increases are generally payable in equal installments throughout the year, based on estimated increases, with any differences being adjusted in the succeeding year.

32                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES

In connection with the Distribution, the assets were recorded by the Company at a new tax basis equal to the aggregate fair market value of the stock and notes issued to Dole and the liabilities that were assumed by the Company in connection with the transaction. The difference in the new tax basis in comparison to the historical book value of the real estate and resorts assets recorded in the financial statements created a large deferred tax liability. Dole has agreed to indemnify and hold the Company harmless for any federal, state and local income taxes which may be imposed for all periods prior to the Distribution that have not been paid or provided for in the Company's consolidated balance sheet. The Company made income tax payments of approximately $7.1 million, $4.6 million and $21 million in 1998, 1997 and 1996, respectively. In 1997, the Company received income tax refunds of approximately $15.1 million.

The components of the income tax expense (benefit) are as follows:


(in thousands)                                1998           1997           1996
-----------------------------------------------------------------------------------
Current taxes:
   Federal                                 $11,614         $4,629        $11,495
   State                                     1,713            602          1,360
-----------------------------------------------------------------------------------
     Total                                  13,327          5,231         12,855
-----------------------------------------------------------------------------------
Deferred taxes:
   Federal                                  (6,980)        (2,676)        (6,116)
   State                                    (1,029)          (348)          (723)
-----------------------------------------------------------------------------------
     Total                                  (8,009)        (3,024)        (6,839)
-----------------------------------------------------------------------------------
Provision for income taxes                  $5,318         $2,207         $6,016
-----------------------------------------------------------------------------------


The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory income tax rate for the following reasons:


   (in thousands)                             1998           1997           1996
-----------------------------------------------------------------------------------
Expense computed at U.S.
   federal statutory income
   tax rate                                $ 5,641        $ 2,128        $ 5,330
State and local income tax,
   net of federal income tax
   benefit                                     670            244            630
Income tax credits                          (1,019)          (761)          (745)
Other                                           26            596            801
-----------------------------------------------------------------------------------
Reported income tax
   expense                                 $ 5,318        $ 2,207        $ 6,016
-----------------------------------------------------------------------------------


Deferred income taxes result from the temporary differences in the financial and tax bases of assets and liabilities. The sources of deferred tax liabilities (assets) and the tax effect of each are comprised of the following:


(in thousands)                                               1998           1997
-----------------------------------------------------------------------------------
Differences between book values assigned
   in prior acquisitions and tax values                 $ 165,630      $ 174,148
State taxes                                                   147            243
Other, net                                                  8,673          1,966
-----------------------------------------------------------------------------------
                                                        $ 174,450      $ 176,357
-----------------------------------------------------------------------------------


Total deferred tax liabilities and deferred tax (assets) were as follows:


(in thousands)                               1998          1997
------------------------------------------------------------------
Total deferred tax liabilities           $180,412      $177,612
Total deferred tax assets                  (5,962)       (1,255)
------------------------------------------------------------------
                                         $174,450      $176,357
------------------------------------------------------------------


NOTE 10 - PENSION AND RETIREMENT PLANS

Certain full-time employees participate in qualified defined benefit pension plans. Certain highly paid employees also receive a portion of their benefits from a non-qualified defined benefit pension plan. Benefits under these plans are generally based on each employee's eligible compensation and years of service. The Company's funding policy is to fund the service costs of its plan, preferably on a tax-deductible basis.
   Effective January 1, 1993, post-retirement medical and life insurance benefits were eliminated; however, certain full time employees who met minimum age and service requirements continue to be eligible for the post-retirement medical and life insurance benefits. The Company pays the full cost of participants' life insurance coverage and makes contributions based on years of service to the cost of participants' medical insurance coverage, subject to a maximum annual contribution.

                                CASTLE & COOKE, INC.                          33
--------------------------------------------------------------------------------


The status of the Company's pension and other benefit plans are summarized as follows:

                                                 PENSION BENEFITS               OTHER BENEFITS
(in thousands)                                  1998           1997           1998           1997
--------------------------------------------------------------------------------------------------
Change in benefits obligation:
   Benefit obligation at beginning of year  $ 20,037       $ 18,040        $ 2,580        $ 2,505
   Service cost                                  716            681              8             12
   Interest cost                               1,457          1,330            187            185
   Actuarial loss                              1,767          1,075            224             42
   Benefits paid                              (1,404)        (1,089)          (192)          (164)
--------------------------------------------------------------------------------------------------
     Benefits obligation at end of year     $ 22,573       $ 20,037        $ 2,807        $ 2,580
--------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at
     beginning of year                      $ 18,068       $ 16,628        $     -        $     -
   Actual return on plan assets                2,946          2,059              -              -
   Employer contributions                        445            469              -              -
   Benefits paid                              (1,405)        (1,088)             -              -
--------------------------------------------------------------------------------------------------
     Fair value of plan assets at year end  $ 20,054       $ 18,068        $     -        $     -
--------------------------------------------------------------------------------------------------
Funded status                               $  2,519       $  1,969        $ 2,807        $ 2,580
Unrecognized net actuarial gain                  129            448             11            235
Unrecognized prior service cost                  (67)           (78)             -              -
--------------------------------------------------------------------------------------------------
   Net amount recognized                    $  2,581       $  2,339       $  2,818        $ 2,815
--------------------------------------------------------------------------------------------------
Weighted average assumptions at year end:
   Discount rate                               6.75%          7.25%          6.75%          7.25%
   Expected return on plan assets              9.00%          9.00%          9.00%          9.00%
   Rate of compensation increase                4.0%           4.0%
--------------------------------------------------------------------------------------------------


For measurement purposes, an annual rate of increase in the per capita cost of covered health care benefits of 8.5% was assumed for 1999. The rate was assumed to decrease gradually to 5% for 2006 and remain at that level thereafter. The net periodic benefit costs include the following components:



                                                                PENSION BENEFITS                               OTHER BENEFITS
(in thousands)                                1998           1997           1996           1998           1997           1996
-------------------------------------------------------------------------------------------------------------------------------
Components of net periodic
   benefit cost
Service cost                               $   716        $   681        $   781         $    8         $   12         $   18
Interest cost                                1,457          1,330          1,258            187            185            178
Expected return on
   plan assets                              (1,481)        (2,059)        (1,480)             -              -              -
Other, net                                      (5)           658            211              -              -             (5)
-------------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost               $   687        $   610        $   770         $  195         $  197         $  191
-------------------------------------------------------------------------------------------------------------------------------


34                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent increase or decrease in these assumed health care cost trend rates would result in an increase of $251,000 or a reduction of $217,000, respectively, in the post-retirement benefit obligation as of December 31, 1998. A one percent increase or decrease in these assumed health care cost trend rates would result in an increase of $20,000 or a reduction or $17,000, respectively, in the total of the service and interest cost components.

Retirement benefits are provided to most salaried and hourly non-bargaining Company employees under a 401(k) savings plan. The terms of this plan provide for the Company to partially match tax deferred employee contributions. Substantially all full-time salaried and hourly employees meeting age and length of service requirements are eligible to participate in the plan. Total Company contributions to these plans for 1998, 1997 and 1996 were $555,000, $468,000 and $467,000, respectively. The Company also participates in multi-employer pension plans provided under certain of its collective bargaining agreements which also provide for pension benefits. Total contributions to these plans were $131,000, $232,000 and $338,000 for 1998, 1997 and 1996, respectively. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

NOTE 11 - REDEEMABLE PREFERRED STOCK

Authorized Redeemable 10% Preferred Stock consists of 5,000 shares of $10,000 par value. The holders of the Preferred Stock are entitled to receive, when declared, cash dividends at a rate of $1,000 per share per year. Such dividends are cumulative, accrue without interest from the date of issuance and are payable quarterly in arrears on the first day of each January, April, July, and October.
   During 1995, the Company issued 3,500 shares of the Preferred Stock, which had a liquidation value of $10,000 per share plus accrued and unpaid dividends. The stock was not convertible into any other class of stock and the Preferred stockholders had limited voting rights. The Preferred Stock was redeemable, in whole or in part, at the option of the holder during the 90-day period commencing on December 8, 1997. The redemption price, payable upon the exercise of the holder's option, was the sum of the liquidation value cumulative and unpaid dividends, and a redemption premium of $400 per share. The excess of the preference value over the carrying value was accreted by periodic charges to retained earnings over the initial life of the issue. On December 8, 1997, the outstanding shares were redeemed for $36.4 million.
   Preferred stock dividends declared and paid totaled $3.3 million and $3.5 million for 1997 and 1996, respectively. The dividend declared for the period from issuance (December 8, 1995) to December 31, 1995 was paid in 1996.

Changes in Preferred Stock are summarized as follows:

                                                       REDEEMABLE
                                                        PREFERRED
(in thousands)                              SHARES          STOCK
--------------------------------------------------------------------
Balance at December 31, 1996                 3,500       $ 35,700
   Accretion of redemption
   premium                                       -            700
Redemption                                  (3,500)       (36,400)
--------------------------------------------------------------------
Balance at December 31, 1997                     -       $      -
--------------------------------------------------------------------


NOTE 12 - COMMON SHAREHOLDERS' EQUITY

Authorized capital of Castle consists of 50,000,000 shares of no par value common stock, 1,000,000 shares of no par value Preference Stock, and 1,000,000 shares of no par value Preferential Stock.

NOTE 13 - STOCK OPTIONS AND AWARDS

The Castle & Cooke, Inc. 1995 Stock Option and Award Plan ("1995 Plan") provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance share awards and stock bonuses to officers. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This statement defines, among other things, a fair value based method of accounting for options under an employee stock option plan. However, it also allows an entity to continue to account for such items using Accounting Principles Board Opinion No. 25- "Accounting for Stock Issued to Employees," under which no compensation expense is recognized. The Company elected this option, which alternatively requires pro forma disclosure of net income and earnings per share as if

                                CASTLE & COOKE, INC.                          35
--------------------------------------------------------------------------------


compensation expense had been recognized. The pro forma results determined in accordance with SFAS No. 123 are as follows:


                                              1998           1997           1996
----------------------------------------------------------------------------------
Net income (loss) available
   to common shareholders:
   As reported                            $ 10,798       $   (104)       $ 5,013
   Pro forma                              $ 10,024       $   (547)       $ 4,805
----------------------------------------------------------------------------------
Basic earnings (loss)
   per share:
   As reported                            $   0.58       $  (0.01)       $  0.25
   Pro forma                              $   0.54       $  (0.03)       $  0.24
----------------------------------------------------------------------------------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model. The assumptions used for the risk free interest rate were 5.56%, 6.37% and 5.54% for 1998, 1997 and 1996, respectively. The assumptions used for the dividend yield and expected life were zero percent and seven years, respectively, for all years. The assumption used for expected volatility rate was 32.30%, 28.23% and 29.56% for 1998, 1997 and 1996, respectively.
   Because SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
   The 1995 Plan is intended to provide an incentive to officers and key employees to remain with the Company. Stock options may be exercised for up to ten years from the date of grant, as determined by the Corporate Compensation and Benefits Committee of the Board of Directors which administers the plan.
The committee has the authority to determine the officers and key employees to whom awards will be made and other terms and conditions of the awards. In 1995, the Company reserved 1,000,000 common shares for the 1995 Plan, which was reduced to 988,202 in 1996.
   Stock options under Dole's 1982 and 1991 Stock Option and Award Plan, which were not exercised prior to December 28, 1995, were adjusted in connection with the separation of the real estate and resorts business from the food business. Option holders who become employees of Castle after the Distribution received options to purchase shares of Castle Common Stock shares in lieu of their Dole options. The number of shares subject to, and the exercise price of, each option were adjusted and as a result, options to purchase approximately 287,465 shares of common stock of the Company at exercise prices ranging from $10.49 to $16.79 per share were issued upon conversion of preexisting Dole options. At December 31, 1998, a total of 270,276 common shares are available for future grants.


Change in stock options are as follows:


                                                          WEIGHTED
                                                           AVERAGE
                                                          EXERCISE
                                           SHARES            PRICE
------------------------------------------------------------------
Outstanding, December 31, 1995             287,465        $ 14.56
Granted                                    226,000          12.38
Exercised                                   (3,147)         14.96
Canceled                                  (124,575)         14.64
------------------------------------------------------------------
Outstanding, December 31, 1996             385,743        $ 13.25
Granted                                    149,800          16.38
Exercised                                  (41,563)         12.12
Canceled                                    (9,966)         14.10
------------------------------------------------------------------
Outstanding, December 31, 1997             484,014        $ 14.30
Granted                                    218,400          15.11
Exercised                                  (39,829)         13.21
Canceled                                   (29,198)         15.00
------------------------------------------------------------------
Outstanding, December 31, 1998             633,387        $ 14.61
------------------------------------------------------------------
Exercisable, December 31, 1998             284,246        $ 14.12
------------------------------------------------------------------


The options outstanding as of December 31, 1998 have exercise prices between $11.50 and $16.79 and a weighted average remaining term of 8 years. The options exercisable as of December 31, 1998 have exercise prices between $11.50 and $16.79 and a weighted average remaining term of 6 years.
   The Castle & Cooke, Inc. Deferred Stock Compensation Plan for Non-Employee Directors (the "Plan") provides for $10,000 in eligible Directors' annual compensation to be deferred and paid in shares of common stock, in lieu of cash. The Plan is intended to attract, motivate and retain experienced directors of the Company. Each director is entitled to receive a distribution of a number of shares of stock equal to the number of shares in his or her account upon his or her termination from service on the Board. The Company has reserved 50,000 common shares for the Plan. In 1996, 2,281 shares were granted and $40,000 was recognized as compensation expense. In 1997, 2,673 shares were granted and $40,000 was recognized as compensation expense. In 1998, 2,104 shares were granted and $40,000 was recognized as compensation expense. As of December 31, 1998, a total of 7,058 shares under the Plan had been granted and 42,942 shares remain for future grants.

36                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is constructing office buildings and golf courses in various locations on the mainland. As of December 31, 1998 the estimated cost of future construction under contracts totaled approximately $12 million.
   The Company and its subsidiaries are contingently liable as joint indemnitors to surety companies for subdivision, off-site improvement and construction bonds issued on their behalf. Outstanding bond commitments approximated $188 million and $186 million at December 31, 1998 and 1997, respectively.
   The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the final resolution of these lawsuits will not have a material adverse effect on its financial position or results of operations.

NOTE 15 - RELATED-PARTY TRANSACTIONS

Related party transactions were substantially the same as those that could have been obtained from unaffiliated third parties. In connection with the Distribution in December 1995, the Company and Dole entered into various agreements to define ongoing relationships including an Allocation Agreement, an Aircraft Co-ownership Agreement and certain other operating Agreements which govern future relationships.
   The Company received a general excise tax refund of $777,000 from the State of Hawaii in 1997. Pursuant to the Allocation Agreement, the refund was paid to Dole in the first quarter of 1998. The Company leased Dole office space in Bakersfield, California and Honolulu, Hawaii and farm land on Oahu and in 1998, 1997 and 1996 received $621,000, $739,000 and $771,000 respectively, for such leases. In 1998, 1997 and 1996, the Company purchased $229,000, $260,000 and $377,000, respectively, of products from Dole for its retail store and hotels in Hawaii.
   In connection with the Distribution, and as partial consideration for Dole's real estate and resort business, the Company issued a promissory note to Dole in the principal amount of $10 million (the "Term Note"). The Term Note is unsecured, payable in December 2000, and bears interest at the rate of 7% per annum, payable quarterly. Interest incurred on the Term Note was $700,000 in 1998, 1997 and 1996.
   In connection with the Distribution, the Company received a fifty percent undivided interest in a corporate aircraft that was owned by Dole. Dole retained the other fifty percent undivided interest in the aircraft. Under the Aircraft Co-ownership Agreement, the Company and Dole agreed that each party would be responsible for the direct costs associated with its use of the aircraft, and that all indirect costs would be equally shared. Pursuant to the Aircraft Co-ownership Agreement, the Company's proportionate share of the operating costs for the aircraft was $641,000, $561,000 and $548,000 during 1998, 1997 and 1996, respectively.
   In 1998, the Company sold a parcel of undeveloped land to an unrelated third party for $5.2 million. On such land, Dole's new corporate headquarters is being constructed. In 1999, the Company was reimbursed $2 million, including interest, by Dole for certain pre-development costs related to this land. In addition, the Company paid Dole $3.0 million for a separate parcel of land in 1998.
   In 1998, the Company sold an approximately 5-acre parcel of land for approximately $330,000 to a company owned by Mr. Edward Hogan, a Director of the Company.
   The Company had a net receivable from Dole of $1.7 million at December 31, 1998. The Company had an accrued liability due to Dole of $880,000 at December 31, 1997.

NOTE 16 - INDUSTRY SEGMENT INFORMATION

In the fourth quarter of 1998, the Company adopted the provisions of SFAS No. 131 - "Disclosures About Segments of an Enterprise and Related Information". The Company conducts its operations through three industry segments: Residential and other property sales, Resorts and Commercial and other operations. Each segment is managed as a separate business unit because each segment is responsible for executing a unique business strategy. The residential and other property sales segment primarily develops and sells homes and finished homesites. This segment also includes the sales of undeveloped landholdings. The Resorts segment includes the operation of the Island of Lana'i which includes two luxury hotels, hotel amenities including two championship golf courses, the development and sale of residential homes and homesites, other construction activity, property management and other support operations. The Commercial and other operations segment includes the development and management of office, retail, golf course, industrial and other income producing properties. All of the Company's operations are in the United States.

                                CASTLE & COOKE, INC.                          37
--------------------------------------------------------------------------------


Industry segment information is presented below:


                                  RESIDENTIAL
                                    AND OTHER              COMMERCIAL
                                     PROPERTY      RESORT   AND OTHER
(in thousands)                          SALES  OPERATIONS  OPERATIONS   CORPORATE       TOTAL
------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998

Total revenues                      $ 165,635    $ 72,452    $ 52,103   $       -    $ 290,190

Operating income                       17,256     (11,308)     17,568      (5,380)      18,136
Interest and other income, net          1,079          61       2,648         111        3,899
Interest expense, net                       -           -           -      (5,919)      (5,919)
------------------------------------------------------------------------------------------------
Income before income taxes          $  18,335    $(11,247)   $ 20,216   $ (11,188)  $   16,116
------------------------------------------------------------------------------------------------
Property and equipment additions    $     230     $ 4,316    $ 48,699   $       5   $   53,250
------------------------------------------------------------------------------------------------
Depreciation                        $     556    $  8,167    $  8,202   $     617   $   17,542
------------------------------------------------------------------------------------------------
Total Assets                        $ 393,804   $ 240,517    $414,478   $   5,306   $1,054,105
------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997

Total revenues                      $ 133,504    $ 56,304    $ 50,288   $       -   $  240,096

Operating income                        5,781     (17,362)     20,031      (4,616)       3,834
Interest and other income, net          1,598         278       1,324         149        3,349
Interest expense, net                       -           -           -      (1,103)      (1,103)
------------------------------------------------------------------------------------------------
Income before income taxes          $   7,379   $ (17,084)   $ 21,355    $ (5,570)  $    6,080
------------------------------------------------------------------------------------------------
Property and equipment additions    $      68   $   3,707    $ 29,325    $     14   $   33,114
------------------------------------------------------------------------------------------------
Depreciation                        $     654   $   9,171    $  7,157    $    612   $   17,594
------------------------------------------------------------------------------------------------
Total Assets                        $ 399,172   $ 240,907   $ 373,857     $ 5,324   $1,019,260
------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1996

Total revenues                      $ 201,520   $  52,529   $  53,695     $     -   $  307,744
------------------------------------------------------------------------------------------------
Operating income                       19,280     (19,886)     20,145      (4,182)      15,357
Interest and other income, net          1,520          71          55         149        1,795
Interest expense, net                       -           -           -      (1,923)      (1,923)
------------------------------------------------------------------------------------------------
Income before income taxes          $  20,800   $ (19,815)  $  20,200    $ (5,956)  $   15,229
------------------------------------------------------------------------------------------------
Property and equipment additions    $     632   $   7,642   $  27,388    $     22   $   35,684
------------------------------------------------------------------------------------------------
Depreciation                        $     654   $   8,800   $   7,360    $    606   $   17,420
------------------------------------------------------------------------------------------------
Total Assets                        $ 431,980   $ 238,435   $ 332,417    $ 16,990   $1,019,822
------------------------------------------------------------------------------------------------


38                                CASTLE & COOKE, INC.
--------------------------------------------------------------------------------


NOTE 17 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly results:


                                        FIRST      SECOND       THIRD      FOURTH
(in thousands, except share data)     QUARTER     QUARTER     QUARTER     QUARTER        YEAR
-----------------------------------------------------------------------------------------------
1998

Revenues                             $ 57,250    $ 69,480    $ 79,136    $ 84,324   $ 290,190
Operating income                        2,861       3,735       6,512       5,028      18,136
Net income available to common
 shareholders                           1,396       2,588       4,019       2,795      10,798
-----------------------------------------------------------------------------------------------
Basic and diluted earnings per
 common share                        $   0.07    $   0.13    $   0.24    $   0.16   $    0.58
-----------------------------------------------------------------------------------------------

1997

Revenues                             $ 54,178   $  55,057    $ 54,461   $  76,400   $ 240,096
Operating income                          860       1,602         370       1,002       3,834
Net (loss) income available to
 common shareholders                     (532)        236        (574)        766        (104)
-----------------------------------------------------------------------------------------------
Basic and diluted (loss) earnings
 per common share                    $  (0.03)    $  0.01     $ (0.03)     $ 0.04    $  (0.01)
-----------------------------------------------------------------------------------------------

1996

Revenues                              $77,058     $80,635     $58,885     $91,166    $307,744
Operating income                        4,992       5,408       3,297       1,660      15,357
Net income available to common
 shareholders                           1,628       2,066       1,070         249       5,013
-----------------------------------------------------------------------------------------------
Basic and diluted earnings per
 common share                         $  0.08     $  0.10     $  0.05      $ 0.01     $  0.25
-----------------------------------------------------------------------------------------------


                                Castle & Cooke, Inc.                          39
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CASTLE & COOKE, INC.:

We have audited the accompanying consolidated balance sheets of Castle & Cooke, Inc. (a Hawaii corporation) and subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1998, December 31, 1997 and December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castle & Cooke, Inc. and subsidiaries as of December 31, 1998 and December 31, 1997 and the results of their operations and their cash flows for the years ended December 31, 1998, December 31, 1997 and December 31, 1996 in conformity with generally accepted accounting principles.


/S/ ARTHUR ANDERSEN LLP

Los Angeles, California
February 8, 1999