Form 10-K/A, Exhibit 13
period 1999-12-31
CASTLE & COOKE INC/HI/
filed 2000-06-07
CIK 1002506

                                                                      EXHIBIT 13

              RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA (1)


(IN THOUSANDS, EXCEPT SHARE DATA)                           1999          1998           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------
     Residential and other property sales           $    179,877  $    165,635   $    133,504   $    201,520   $    241,720
     Resort revenues                                      76,598        72,452         56,304         52,529         46,106
     Commercial and Other Operations                      60,380        52,103         50,288         49,488         53,325
     Gain on sale of income properties                         -             -              -          4,207            400

-----------------------------------------------------------------------------------------------------------------------------
Total revenues                                           316,855       290,190        240,096        307,744        341,551
-----------------------------------------------------------------------------------------------------------------------------

Cost of residential and other property sales             156,256       142,533        122,158        176,613        191,700
Cost of resort operations                                 84,482        81,969         71,601         70,458         72,857
Cost of commercial and other operations                   39,967        33,566         29,264         32,277         36,013
General and administrative expenses                       13,406        13,986         13,239         13,039         12,393
Write-down of certain properties                               -             -              -              -        176,000

-----------------------------------------------------------------------------------------------------------------------------
Total costs of operations                                294,111       272,054        236,262        292,387        488,963
-----------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                   22,744        18,136          3,834         15,357       (147,412)
Net income (loss)                                         13,451        10,798          3,873          9,213        (85,800)
Net income (loss) available to common
     shareholders                                   $     13,451  $     10,798   $       (104)  $      5,013   $    (86,024)
Basic and diluted earnings (loss) per common
     share (2)                                      $       0.79  $       0.58   $      (0.01)  $       0.25   $      (4.31)
-----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (2)                   17,048        18,494         19,975         19,955         19,952
-----------------------------------------------------------------------------------------------------------------------------

BALANCE SHEETS

Real estate developments                            $    499,013  $    501,147   $    514,794   $    511,358   $    571,828
Property and equipment, net                              527,866       500,000        460,919        444,435        442,162
Total assets                                           1,088,791     1,054,105      1,019,260      1,019,822      1,071,733
Total debt                                               267,537       260,044        186,101        152,130        195,000
Preferred stock                                                -             -              -         35,700         35,000
Total common shareholders' equity                        550,700       536,786        583,744        583,307        578,172
-----------------------------------------------------------------------------------------------------------------------------

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

OVERVIEW AND OUTLOOK

The Company's revenues are derived primarily from three sources: residential development in California, Hawaii, Orlando, Florida and Sierra Vista, Arizona; two luxury resort operations on the Island of Lana'i, Hawaii; and commercial real estate activities, including office, industrial and retail operations, and commercial land development in Hawaii and Bakersfield, California, office rentals in North Carolina, Georgia, Arizona, Florida and golf courses in California, Florida and Arizona. Historically, a significant portion of the Company's earnings have been generated by the residential real estate operations on Oahu, particularly from the Mililani Town master planned community. In recent years, however, the Oahu residential earnings were not as significant to the consolidated earnings. The Company expects this trend to continue in the near future as commercial revenues grow and residential sales on the Mainland, particularly in California, become a larger percentage of total company revenues. This diversification will enable the Company to expand its holdings and become less dependent on one economic region or area.

     The resort operations on the Island of Lana'i were initiated with the opening of The Lodge at Koele in April 1990, followed by the opening of The Manele Bay Hotel in May 1991. The Lana'i resort operations have suffered operating losses since the resorts opened. The Company's management is decreasing operating losses of the resorts segment by attempting to increase occupancy through focused advertising, strategic marketing alliances, and reducing annual costs through the reduction of non-core operations and services. In 1999, the resorts reported a loss before interest, taxes and depreciation of $3.6 million. More importantly, the Company's ability to earn a return on its investment in Lana'i primarily depends on the sale of luxury residential homes and homesites at it's Manele Bay and Koele communities. The Company expects to continue to fund any future operating and capital requirements of Lana'i out of cash flow from the commercial and residential real estate businesses and borrowings.

     The Company continues to expand its commercial operations by developing property in selected markets. Castle currently has over 3.8 million square feet of rentable commercial space. The projects include over 1.6 million feet of office space, over 1.2 million feet of retail space, over 500,000 feet of commercial ground leases and over 250,000 feet of industrial space. Castle expects to continue to grow the commercial portfolio, providing the Company with more predictable earnings and cash flows, which will help to minimize the impact of cycles in the residential housing industry.

     Residential and commercial real estate businesses in general are cyclical. The Company's operating results have historically varied significantly from period to period as a result of, among other things, the timing of sales in developed projects, the availability of units for sale in new projects and the mix of homes and homesites developed with different locations, sizes and prices. Also, the effects of the economy, and specifically interest rate adjustments, have a significant effect on our residential home and homesite sales. In addition, the timing of large commercial parcel sales can contribute to large variances in revenues and earnings.

RESULTS OF OPERATIONS

1999 COMPARED WITH 1998

REVENUE

Consolidated revenues increased 9.2% to $317 million in 1999 from $290 million in 1998. Excluding three land sales in 1998 and one in 1999, revenues increased 13% in 1999 to $314 million from $280 million in 1998. This increase is primarily due to increased revenues from our residential sales on Oahu and the Mainland and increased commercial revenues for our California, North Carolina and Atlanta commercial income producing properties. The residential increase was primarily driven by our Bakersfield, California and Mililani, Hawaii residential developments. On the mainland, we increased our residential sales by 25% to $58.7 million in 1999 from $47 million in 1998. The primary driver of the increase for our mainland residential sales was The Greens at Seven Oaks in Bakersfield. This senior community opened in late 1998 and represents the Company's efforts to meet the growing senior market with attractive and well priced single family homes. The Greens accounted for 57 unit sales with revenues of over $10 million for 1999.

     On Oahu, our Mililani development increased revenues by approximately 10% to approximately $81.5 million in 1999 from $74 million in 1998. The primary reasons for the increase were the average price of each home sold increased to $286,000 per home in 1999 from $274,000 per home in 1998, and home deliveries increased on Mililani over 6% from the prior year, with 278 deliveries in 1999 versus 262 in 1998.

     For commercial revenues, there was an increase of 16% to $60.4 million in 1999 from $52.1 million in 1998. The increase is primarily due to increased revenues from our mainland commercial income producing properties, specifically our Keene's Pointe and Coyote Creek golf courses were opened in late 1999 and our Riverwalk office building in Bakersfield was completed and opened in 1999. Additionally, other income properties, specifically Ming Avenue, Premier II, and The Marketplace, showed revenue growth of over 10% in 1999 versus 1998 due to higher occupancy and increased rental rates.

     Resort revenues increased 6% to $76.6 million in 1999 from $72.5 million in 1998. This increase was due to increased revenue related to the hotel operations and increased resort residential sales. The hotel operations increased revenues 5% or $2.5 million to $52.6 million in 1999 from $50.1 million in 1998. The primary driver of this increase was the Manele Bay Hotel's increase of $1.4 million over the prior year. This increase was attained primarily by increased occupancy of 67.8% in 1999 from 66.6% in 1998.

     Lana'i's luxury residential sales increased approximately 9% to $20.3 million in 1999 from $18.6 million in 1998. The primary drivers of this increase were increased sales at the Terraces at Manele and the Villas at Koele. The Terraces achieved approximately $15.5 million in sales of 11 units in 1999 compared to $9.5 million on 7 units in 1998. The Company sold 4 Villa units in 1999 for approximately $2.4 million, up from 1 unit for $830,000 in 1998. These increases were offset slightly by decreases in sales for our Koele single-family, Plantation homes and lot sales of $1.2 million, $1.3 million and $1.7 million, respectively.

COST AND EXPENSES

Consolidated costs of operations increased 3% to $281 million in 1999 from $272 million in 1998. Excluding land sales, the cost of residential sales, as a percentage of total residential property sales, decreased to 87% in 1999 from 89% in 1998. This decrease is primarily due to improved operating efficiencies for our Oahu operations, specifically our Mililani product.

     The cost of resort operations, excluding resort residential sales and depreciation, improved as a percentage of resort revenues to 100% in 1999 from 106% in 1998. This improvement is primarily the result of improved revenues, continued cost containment efforts and improved operating efficiencies in the management of the hotels. The resort residential margins decreased to 19% in 1999 from 23% in 1998. The resort residential margin was 1.2 million in 1999 and
1.9 million in 1998. The decrease is primarily attributed to additional costs involved in the construction of our Terrace units at Manele Bay and the sale of a high-margin homesite at Manele in 1998.

     The cost of commercial and other operations as a percentage of commercial and other revenues increased to 66% in 1999 from 64% in 1998. This increase was due to the opening of our Keene's Pointe golf course in 1999 which was a new project with higher overhead costs and minimal revenues. Additionally, our Coyote Creek golf course achieved a lower margin due to increased overhead and related costs associated with building the new course and clubhouse, which were both completed late in 1999.

     Interest and other income increased approximately $3.4 million in 1999 to $7.3 million from $3.9 million in 1998. The primary driver of this increase was the sale of certain property rights on Oahu for approximately $2.9 million in 1999.
     The Company's interest expense increased during 1999 primarily due to increased debt levels. In July 1998, the Company increased its debt level by $58 million when it completed a "Dutch Auction" self-tender offer for over 3 million shares of its common stock. The Company's borrowings and related interest incurred are summarized as follows:


 (IN THOUSANDS)                              1999       1998
 ------------------------------------------------------------
 Total borrowings at year end           $ 267,537  $ 260,044
 ------------------------------------------------------------

 Total interest incurred                $  20,668  $  16,877
 Less: interest capitalized into
      real estate developments and
      property and equipment under
      construction                         (9,868)   (10,958)

 ------------------------------------------------------------
 Interest expense, net of
      capitalized interest              $  10,800  $   5,919
 ------------------------------------------------------------

 Amortization in cost of
      residential and other
      property sales of interest
      previously capitalized            $   7,018  $   5,287
 ------------------------------------------------------------

NET INCOME AND EARNINGS PER SHARE

The Company's effective income tax rate decreased to 30% in 1999 from 33% in 1998, primarily due to the utilization of certain tax credits. The Company's effective tax rate is expected to increase slightly in 2000.

     Net income available to common shareholders was $13.5 million in 1999 compared to $10.8 million in 1998. The increase is due to improved revenues and reduced operating costs as outlined above.

RESULTS OF OPERATIONS

1998 COMPARED WITH 1997

REVENUE

Consolidated revenues increased 21% to $290 million in 1998 from $240 million in 1997. Excluding three bulk land sales in the third and fourth quarters of 1998, residential property sales increased 17% to $156 million in 1998 from $134 million in 1997. This increase is primarily due to homesite deliveries at the new Keene's Pointe development in Orlando, Florida, which commenced deliveries in the second quarter of 1998 and increased sales activity at the Seven Oaks development in Bakersfield, California. In 1998, the Keene's Pointe development delivered 156 homesites with revenues of $17.9 million, or $115,000 per homesite. Revenues at the Seven Oaks development increased $4.7 million in 1998 as compared to 1997 due to the sale of 219 homesites in 1998 compared to 141 homesites in 1997. Included in the 1998 residential and other property sales are the sale of three undeveloped land holdings for a total of $9.8 million and earnings before taxes of $4.1 million. The land was located in Westlake Village, California, Sierra Vista, Arizona and Oahu, Hawaii.

     Resort revenues increased 29% to $72 million in 1998 from $56 million in 1997. This increase is primarily due to increased resort residential sales. Resort residential revenues were $19 million in 1998 compared to $5 million in 1997. The Company sold 11 residential units at its two luxury resort residential developments for a total of $13.9 million in 1998, compared to 2 residential units for a total of $3.4 million during 1997. Resort residential sales also include the sale of 10 plantation homes for a total of $2.0 million in 1998 compared to 6 plantation homes for a total of $1.1 million during 1997. In addition, the 1998 resort residential revenues include construction contract revenues of $2.7 million relating to the construction of a senior housing facility on Lana'i and improvements to the Lana'i airport. Both the senior housing facility and Lana'i Airport are owned and operated by independent third parties. Hotel occupancy rates were 66.7% in 1998 and 66.8% in 1997. The average daily room rate was $286 in 1998 and $280 in 1997.

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

     Excluding resort residential sales and depreciation, the cost of resort operations as a percentage of resort revenues improved to 106% in 1998 from 112% in 1997. The improvement is primarily due to cost containment efforts and improved efficiencies in managing the hotels. Resort depreciation was $8 million in 1998 compared to $9 million in 1997. The resort residential margin was $1.9 million in 1998 compared to $244,000 in 1997. The increase is primarily due to increased activity as explained above.

     The cost of commercial and other operations as a percentage of commercial and other revenues increased to 64% in 1998 from 58% in 1997. This increase is primarily due to the CCOC venture with Horizon explained above. Prior to this venture, the Dole Cannery Factory Outlet Center in Honolulu was leased to Horizon and a significant portion of the operating expenses were paid by Horizon. Subsequent to the CCOC venture with Horizon, all of this outlet center's operating expenses are paid by CCOC, which is substantially owned by the Company. Depreciation in the cost of commercial and other operations was $8.1 million in 1998 compared to $7.2 million in 1997.

     Interest and other income increased to $3.9 million in 1998 from $3.3 million in 1997. This increase is primarily due to CCOC's equity earnings of $2.4 million in 1998, partially offset by a gain of $1.1 million in 1997 related to the sale of an option on certain property on Oahu. In addition, interest from notes receivable and other miscellaneous income decreased approximately $600,000 in 1998 as compared to 1997.

     The Company's interest expense increased during 1998 as compared to 1997 primarily due to increased debt.

NET INCOME AND EARNINGS PER SHARE

The Company's effective income tax rate decreased to 33% in 1998 from 36% in 1997. The 33% effective rate is primarily due to low-income housing credits.

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

FINANCIAL CONDITION AND LIQUIDITY

LIQUIDITY AND CAPITAL RESOURCES

The Company requires capital to operate its resorts, purchase and develop land, construct homes and homesites and to acquire, develop and operate commercial property. Prior to the Company's separation from Dole in December of 1995, the Company financed its operations, acquisitions and developments primarily from capital contributions by Dole and, to a lesser extent, borrowings from a group of banks. Since 1996, the Company has financed its operations through bank debt and operating cash flow.

     In November 1999, the Company closed a new $175 million unsecured revolving credit facility (the "Credit Agreement") with a syndicate of banks. The Credit Agreement matures in two years and provides borrowings based upon a percentage of value of certain commercial properties and home building inventory (the "Borrowing Base"). At December 31, 1999, the Borrowing Base allowed the Company to borrow up to the full capacity of $175 million. The Credit Agreement bears interest at a variable rate based on the London Interbank Offered Rate ("LIBOR") or at an alternate rate based upon a designated bank's prime rate or the federal funds rate. At December 31, 1999, total borrowings under the Credit Agreement were $105 million with a year-end interest rate of 9.32%. The interest rate on the Company's variable rate borrowings at December 31, 1999 was abnormally high due to the concern related to the Y2K computer issues. At January 31, 2000, the rates had stabilized and the interest rate on borrowings was 7.63%.

     In November 1999, the Company also entered into a $98 million long-term fixed-rate financing arrangement with an insurance company. The debt, which has a fixed interest rate of 7.66% and a 27-year amortization, matures on December 1, 2009. This was the second such transaction entered into with an insurance company. In December 1998, Castle & Cooke entered into a $50 million long-term fixed-rate financing at an interest rate of 6.73% and a 30-year amortization. This debt matures on December 30, 2008. In connection with the Credit Agreement and other long-term financing arrangements, the Company is subject to comply with certain financial and non-financial covenants. At December 31, 1999, the Company was in compliance with such covenants.

     The Company's financial market risk exposures relate primarily to interest rates. Therefore, the Company utilizes interest rate agreements to manage interest rate exposures. The principal objective of such contracts is to minimize the risks and/or costs associated with financial activities. The Company does not utilize financial instruments for trading or other speculative purposes. In October 1997, the Company entered into interest rate swaps on issued variable-rate debt for notional amounts totaling $80 million. This effectively converted variable-rate debt into fixed-rate debt, with an interest rate of 7.54% at December 31, 1999. These agreements mature on October 1, 2002. Notional amounts do not represent cash flow, and credit risk exposure is limited to the net interest differentials. The swap rate difference resulted in approximately $379,000 of additional interest expense in 1999, compared to what interest expense would have been had the debt remained at variable rates.

     In Bakersfield, the Company periodically creates assessment districts with the City of Bakersfield to issue bonds to finance infrastructure improvements. The bonds are repaid by property owners over a 20-year period and have interest rates averaging approximately 7%. As of December 31, 1999, the Company had $20 million in bond liability.

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

     The Company expects 2000 residential development expenditures to be approximately $107 million for Hawaii residential projects and $53 million for mainland residential projects. Approximately $91 million of the Oahu residential development expenditures relate to house construction and onsite improvements, which will be driven by sales activity.

     The Company expects 2000 capital expenditures for its commercial operations to be approximately $26 million and $8 million for the mainland and Oahu developments, respectively. Significant planned expenditures on the mainland include the completion of the development of a 173,000 square foot office complex in Raleigh, North Carolina ($3 million), completion of the new clubhouse at our Saddle Creek golf course ($5 million), acquisition and retro-fitting of a commercial property in Orlando, Florida ($7 million), completion of the Coyote Creek golf course adjacent to the Company's recently completed course in San Jose, California ($7 million), and tenant improvement costs at the existing Marketplace in Bakersfield ($3 million). Significant expenditures on Oahu are planned to include additional development and tenant improvement costs at the Dole Cannery ($5 million) and Town Center of Mililani ($2 million).

     The Company expects the resort developmental and capital expenditures in 2000 to be approximately $14 million and $10 million, respectively. The developmental expenditures primarily relate to the luxury residential developments and will be driven by sales activity.

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

     During 1999, cash provided by operations was $38 million, compared to $40 million in 1998. This decrease is primarily due to decreases in various accrued expenses and an increase in interest on our Credit Agreement. These decreases were offset by increased net income for 1999.

     During 1998, cash provided by operations was $40 million, compared to $34 million in 1997. This increase is primarily due to a net decrease of $11.5 million in real estate development in 1998 compared to a net decrease of $717,000 in 1997. In addition, the Company's net income tax payments during 1998 were $7 million compared to a net income tax refund of $10 million in 1997.

     As noted above, the cash flow for each of the Company's residential projects can differ substantially from reported earnings, depending on the status of the development cycle. As of December 31, 1999, on Oahu the Company had expended approximately 77% of the projected infrastructure costs at Mililani Mauka while it had delivered only 59% (or 3,601) of the total planned homes, and at the Company's Royal Kunia community, the Company had expended approximately 87% of the projected land and infrastructure costs while it had delivered only 46% (or 783) of the total planned homes. As of December 31, 1999, at the Company's Seven Oaks master planned community in Bakersfield, the Company had expended approximately 63% of the projected costs for infrastructure, golf course and clubhouse and had delivered 35% (or 892) of the planned homes and homesites.

     Cash used in investing activities was approximately $49 million in 1999, which was attributable to capital expenditures. Significant capital expenditures in 1999 on the mainland included the partial construction of the Keene's Pointe golf course and clubhouse ($5 million), partial construction of the Coyote Creek golf course and clubhouse ($4 million), completion of the Riverwalk office building ($2 million), construction improvements on the Ming Avenue office building ($5 million), costs of the new office building in Raleigh, North Carolina ($9 million) and costs related to the acquisition of land in Tempe, Arizona ($4 million). Capital expenditures in 1999 on Oahu totaled approximately $9 million and included additional development of the Dole Cannery, Town Center of Mililani and the Mililani Tech park. Total 1999 capital expenditures on Lana'i totaled approximately $4 million.

     Cash used in investing activities was approximately $53 million in 1998, which is attributable to capital expenditures. Significant capital expenditures in 1998 on the mainland included the partial construction of the Keene's Pointe golf course and clubhouse ($8 million), partial construction of the Coyote Creek golf course and clubhouse ($13 million), construction of the Two Premier Plaza office building ($3 million), construction of the Marketplace shopping center third phase ($4 million), construction of the Riverwalk office building ($5 million), construction of a new office building adjacent to the Regents Center ($2 million), construction of a build-to-suit industrial facility in Bakersfield ($2 million), the acquisition of land and early planning costs for the construction of the Falls of the Neuse office building ($4 million). Capital expenditures in 1998 on Oahu totaled $3 million and included additional development of the Dole Cannery and Town Center of Mililani. Total 1998 capital expenditures on Lana'i totaled $4 million.

     Cash provided by financing activities was $8 million in 1999. The Company's net borrowings under its Credit Agreement used $93 million of cash. This included the pay-off of the existing Revolver and proceeds from the new Credit Agreement described above. This amount was offset by approximately $98 million of cash from issuance of the long-term debt noted above.

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

YEAR 2000

The year 2000 ("Y2K") problem arose because many existing computer programs use two digits instead of four to refer to the year. These old programs, in many cases, were unable to properly interpret a year that begins with "20" (i.e., the year 2000), which could have caused disruption of normal business activities.

     The Company has addressed the Y2K problem with a company-wide program involving upgrading of its systems at its corporate office and principal locations. This program included the identification of affected software and systems through an inventory and assessment, communications with the Company's material suppliers and other third parties. The Company has not encountered any significant Y2K problems that have had an adverse effect on our business.

     The cumulative amount spent by the Company as of December 31, 1999 to address the Y2K problem was approximately $721,000. Although the timing of some of these expenditures may have been accelerated by the Y2K problem, in most instances they involved expenditures that would have occurred in the normal course of business.

BACKLOG

At December 31, 1999, the Company's residential operations had a backlog of new orders of 48 homes and 615 homesites. The value of the homes and homesites backlog at December 31, 1999 was $12.1 million and $31.1 million, respectively. The Company anticipates delivering the majority of the homes during the balance of 2000. Included in the homesite backlog at December 31, 1999, are homesites to be sold to builders under option contracts, pursuant to which approximately 166 homesites with an aggregate sales price of approximately $9.7 million are expected to close after December 31, 2000. It is currently the Company's practice to include a home or homesites in backlog at the contract price upon execution of a sales contract and receipt of money on deposit, and to remove it from backlog upon closing of escrow. In the past, the Company has generally allowed prospective home purchasers who are unable to obtain financing to cancel their contracts and has refunded their deposits. During the past five years, the Company experienced an average home contract cancellation rate of approximately 25%. Since primarily all homesite sales are to local homebuilders, the Company has experienced insignificant cancellations after executing a homesite sales contract. No assurance can be given that the Company will be able to enter into or close pre-construction sales contracts for its homes or homesites in the future. In addition, the backlog may vary substantially because the Company's projects are long-term and are frequently at different development stages. At December 31, 1999, the backlog of new orders on the Island of Lana'i included 4 luxury townhomes with a total value of $3.3 million.

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

RISK FACTORS

The statements contained herein, which are not historical facts, are forward-looking statements based on economic forecasts, strategic plans and other factors, which, by their nature, involve risk and uncertainties. In particular, among the factors that could cause actual results to differ materially are the following: business conditions and general economy; competitive factors; political decisions affecting land use permits, capital resources, interest rates and other risks inherent in the real estate business.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


(IN THOUSANDS, EXCEPT SHARE DATA)                                             1999              1998              1997
------------------------------------------------------------------------------------------------------------------------------
REVENUES

Residential and other property sales                                     $ 179,877         $ 165,635         $ 133,504
Resort revenues                                                             76,598            72,452            56,304
Commercial and other revenues                                               60,380            52,103            50,288

------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                        316,855           290,190           240,096
------------------------------------------------------------------------------------------------------------------------------

COST OF OPERATIONS

Cost of residential property sales                                         156,256           142,533           122,158
Cost of resort operations                                                   84,482            81,969            71,601
Cost of commercial and other operations                                     39,967            33,566            29,264
General and administrative expenses                                         13,406            13,986            13,239

------------------------------------------------------------------------------------------------------------------------------
     Total costs of operations                                             294,111           272,054           236,262
------------------------------------------------------------------------------------------------------------------------------

Operating income                                                            22,744            18,136             3,834
Interest and other income, net                                               7,271             3,899             3,349
Interest expense, net                                                       10,800             5,919             1,103
------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                  19,215            16,116             6,080
Income tax provision                                                         5,764             5,318             2,207
------------------------------------------------------------------------------------------------------------------------------

Net income                                                                  13,451            10,798             3,873
Preferred stock dividend and accretion                                           -                 -            (3,977)
------------------------------------------------------------------------------------------------------------------------------

Net income (loss) available to common shareholders                       $  13,451         $  10,798         $    (104)
------------------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings (loss) per common share                       $    0.79         $    0.58        $     (.01)
------------------------------------------------------------------------------------------------------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                     CONSOLIDATED STATEMENTS OF OPERATIONS.

                           CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS, EXCEPT SHARE DATA)                                                                        1999          1998
------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                         $     2,667   $     4,764
Receivables, net                                                                                       28,523        23,127
Real estate developments                                                                              499,013       501,147
Property and equipment, net                                                                           527,866       500,000
Other assets                                                                                           30,722        25,067

------------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                                 $ 1,088,791   $ 1,054,105
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable                                                                                     $   257,537   $   250,044
Note payable to Dole                                                                                   10,000        10,000
Accounts payable                                                                                       20,268        20,239
Accrued liabilities                                                                                    27,684        30,411
Deferred taxes                                                                                        179,411       174,450
Deferred income and other liabilities                                                                  43,191        32,175

------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                                538,091       517,319
------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Common shareholders' equity:
Common stock, no par value; 20,068,710 and 20,036,117
     shares issued at December 31, 1999 and 1998, respectively                                        512,645       512,182

Common stock in treasury, at cost; 3,015,764 shares
     at December 31, 1999 and 1998                                                                    (58,322)      (58,322)

Retained earnings                                                                                      96,377        82,926

------------------------------------------------------------------------------------------------------------------------------
Total common shareholders' equity                                                                     550,700       536,786
------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                                        $ 1,088,791   $ 1,054,105
------------------------------------------------------------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                    TREASURY    TOTAL COMMON
                                                    COMMON        COMMON     RETAINED     TREASURY    STOCK     SHAREHOLDERS'
 (IN THOUSANDS, EXCEPT SHARE DATA)                  SHARES         STOCK     EARNINGS       SHARES   AT COST       EQUITY
 -----------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996                     19,954,725    $  511,075   $   72,232            -   $        -   $  583,307
     Net income                                          -             -        3,873            -            -        3,873
     Preferred stock dividend and accretion              -             -       (3,977)           -            -       (3,977)
     Issuance of common stock under
          incentive plans                           41,563           541            -            -            -          541
 -----------------------------------------------------------------------------------------------------------------------------

 Balance, December 31, 1997                     19,996,288       511,616       72,128            -            -      583,744
     Net income                                          -             -       10,798            -            -       10,798
     Purchase of treasury stock                          -             -            -   (3,015,764)     (58,322)     (58,322)
     Issuance of common stock under
          incentive plans                           39,829           566            -            -            -          566
 -----------------------------------------------------------------------------------------------------------------------------

 Balance, December 31, 1998                     20,036,117       512,182       82,926   (3,015,764)     (58,322)     536,786
     Net income                                          -             -       13,451            -            -       13,451
     Issuance of common stock under
          incentive plans                           32,593           463            -            -            -          463
 -----------------------------------------------------------------------------------------------------------------------------

 Balance, December 31, 1999                     20,068,710    $  512,645   $   96,377   (3,015,764)  $  (58,322)  $  550,700
 -----------------------------------------------------------------------------------------------------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)                                                                           1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

     Net income                                                                    $   13,451     $   10,798      $    3,873
     Adjustments to reconcile net income to cash provided by operating activities:
         Depreciation and amortization                                                 18,244         17,542          17,594
         Equity earnings, net of dividends received                                      (675)        (1,519)            195
         Loss on disposal of property & equipment                                         608              -               -
         Other                                                                             30             40             287

     Changes in operating assets and liabilities:
         (Increase) decrease in receivables, net                                       (5,396)          (607)            870
         Decrease in real estate developments, net                                      4,835         11,528             717
         Decrease in income tax receivable                                                  -              -           9,209
         Increase in accounts payable                                                      29          2,077           1,532
         (Decrease) increase in accrued liabilities                                    (2,727)         3,287            (852)
         Increase (decrease) in income taxes                                            4,961         (1,907)          3,538
         Net change in other assets and liabilities                                     5,127           (984)         (2,695)

------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                         38,487         40,255          34,268
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Acquisition of property and equipment                                            (48,510)       (53,250)        (33,114)

------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                            (48,510)       (53,250)        (33,114)
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

         Net (reductions) borrowings under revolving loan agreement                   (93,000)        22,000          34,000
         Proceeds from issuance of long-term debt                                     100,493         51,971               -
         Reduction of debt                                                                  -            (28)            (29)
         Purchase of common stock                                                           -        (58,322)              -
         Redemption of redeemable preferred stock                                           -              -         (36,400)
         Preferred stock dividends paid                                                     -              -          (3,277)
         Proceeds from exercise of stock options                                          433            526             501

------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                                7,926         16,147          (5,205)
------------------------------------------------------------------------------------------------------------------------------

     (Decrease) increase in cash and cash equivalents                                  (2,097)         3,152          (4,051)
     Cash and cash equivalents at beginning of year                                     4,764          1,612           5,663

------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                                      $    2,667     $    4,764      $    1,612
------------------------------------------------------------------------------------------------------------------------------

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries and controlled joint ventures. All material intercompany accounts and transactions have been eliminated. The Company's investments in unconsolidated joint ventures in which it has less than a controlling interest are accounted for under the equity method.

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

CARRYING VALUE OF REAL ESTATE ASSETS

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"), real estate assets are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. Events and circumstances such as a significant decrease in market value, a significant adverse change in legal factors or business climate, a significant change in intended use, an accumulation of costs significantly in excess of the amount originally expected, or current period losses combined with a history of losses or a forecast of continuing losses would necessitate a review. If indications are that the carrying amount of an asset may not be recoverable, SFAS No. 121 requires an estimate of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss must be recognized to write down the asset to an amount a willing buyer would pay for such property in a current transaction, that is, other than in a forced or liquidation sale.

REVENUE RECOGNITION

Revenue from the sale of land and residential units is generally recognized when closings have occurred, required down payments are received and other criteria for sale and profit recognition are satisfied in accordance with generally accepted accounting principles governing profit recognition for real estate transactions. In situations where the Company has continuing involvement with the property sold, revenues are recognized by the percentage-of-completion method as development and construction proceed, provided that cost and profit can be reasonably estimated. The cost of residential property sales includes selling and marketing expenses.

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful life as follows:


 Land improvements, buildings and improvements   9-40 years

 Equipment                                       3-5 years

The costs and accumulated depreciation of property retired or otherwise disposed of in the normal course of business are removed from the accounts, and any gain or loss is recognized in the year of the disposition. Property and equipment includes, among other things, the resort hotels on Lana'i, commercial office complexes, apartment buildings and other rental properties.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities by applying enacted statutory tax rates to these differences.

EARNINGS PER COMMON SHARE

The Company calculates basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Basic earnings per share was computed by dividing net income (loss), after reduction for preferred stock dividends and accretion, if any, by the sum of (1) the weighted average number of shares of common stock outstanding during the year and (2) the weighted average number of non-employee director grants outstanding during the year. The computation of diluted earnings per share further assumes the dilutive effect of stock options. The weighted average number of shares of common stock outstanding were 17,048,316, 18,494,378 and 19,971,381 for 1999, 1998 and 1997 respectively. The weighted average number of non-employee director grants outstanding were 7,129, 6,188 and 3,841 for 1999, 1998 and 1997 respectively. In connection with its "Dutch Auction" self-tender offer, the Company repurchased 3,015,764 shares of the Company's common stock at a price of $19.25 per share on July 6, 1998.

     The 1999 and 1998 computation of dilutive earnings per share includes the assumed exercise of 30,897 and 71,514 options outstanding, respectively. The 1997 computation of dilutive earnings per share does not include the assumed exercise of 62,971 options outstanding because their effect was anti-dilutive.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

For short-term financial instruments, the historical carrying amount is a reasonable estimate of fair value. For long-term financial instruments not readily marketable (primarily receivables and notes payable), fair values were estimated based upon discounted future cash flows at prevailing interest rates. For interest rate swaps, the fair value of the interest rate swaps is the settlement amount, based on estimates obtained from dealers. Based on these estimates, if the Company was to terminate its swap agreements, it would receive approximately $367,000 as of December 31, 1999 and would have to pay approximately $2.9 million as of December 31, 1998, respectively.

     It is estimated that the carrying value of the Company's other financial instruments are not materially different from their recorded amounts as of December 31, 1999 and December 31, 1998.

ENVIRONMENTAL COSTS

The Company incurs on-going environmental costs, including consulting fees for environmental studies and investigations. Costs incurred in connection with operating properties and properties previously sold are expensed. Expenditures that relate to undeveloped land are capitalized as part of development costs. Reserves for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining the reserves, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost sharing arrangements, if any. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Environmental reserves and environmental remediation costs charged to operations for 1999, 1998 and 1997 were not significant.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement established accounting and reporting standards for derivative instruments and hedging activities and required that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 for one year. The Company must implement SFAS No. 133 by the first quarter of 2001 and has not yet made a final determination of its impact to the financial statements.

     In 1998, the Company adopted the provisions of SFAS No. 132, "Employers' Disclosures About Pensions and Other Post-retirement Benefits". This statement standardized the disclosure requirements for pensions and other post-retirement benefits. The provisions of SFAS No. 132 are disclosure oriented and do not have an impact on the Company's financial position or results of operations. The prior disclosures for 1997 have been changed to conform to the new disclosure requirements.

     In 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement establishes standards for reporting and display of information about operating segments. SFAS No. 131 required additional disclosures only, and there was no effect on the financial condition or results of operations of the Company. The prior disclosures for 1997 have been changed to conform to the new disclosure requirements.

NOTE 3 - RECEIVABLES

The following is a summary of receivables:


 (IN THOUSANDS)                               1999       1998
 --------------------------------------- ---------- ---------
 Notes receivable bearing interest
      of 7% to 11%, secured by
      real property and
      improvements                        $ 10,898   $ 11,093
 Escrow holdbacks                            2,151      1,015
 Due from Dole                                 496      1,731
 Other receivables                          17,259     10,535
 Less allowance for doubtful accounts       (2,281)    (1,247)
 --------------------------------------- ---------- ---------

                                          $ 28,523   $ 23,127
 --------------------------------------- ---------- ---------

The weighted average interest rates of all notes receivable was approximately 8% at December 31, 1999 and December 31, 1998.

NOTE 4 - REAL ESTATE DEVELOPMENTS

Real estate developments consist of the following:


 (IN THOUSANDS)                             1999        1998
 ------------------------------------ ----------- -----------
 Finished inventory                    $ 118,882   $ 108,490
 Development projects in progress        176,750     208,165
 Unimproved lands held for future
      development                        203,381     184,492
 ------------------------------------ ----------- -----------

                                       $ 499,013   $ 501,147
 ------------------------------------ ----------- -----------

Real estate developments included $6.5 million and $11.9 million of homes reserved by deposit or sales contract as of December 31, 1999 and December 31, 1998, respectively. Additionally, real estate developments included $9.7 million and $13.6 million of homesites reserved by option contract as of December 31, 1999 and December 31, 1998, respectively. Development projects in progress consist principally of land, land improvement costs and, if applicable, construction costs for houses and condominiums, which are in various stages of development but not ready for sale.

     The Company constructed a country club and golf course in its Seven Oaks master planned community in Bakersfield, California. These and other related assets will be contributed by the Company to the Seven Oaks Country Club, a nonprofit organization, in 2012. The Company has the right to sell memberships in the club and is obligated to fund operating shortfalls until the club is transferred. The operating cash shortfalls totaled approximately $515,000, $1.4 million and $1.8 million for 1999, 1998 and 1997, respectively, and these costs were capitalized. The Company's net investment in these amenities included in real estate developments was $26 million and $28 million at December 31, 1999 and December 31, 1998, respectively. Over the life of the project, the Company expects to invest approximately $36 million, which includes an estimate of the future funding requirements for the golf course and country club. Over the life of the project, $16 million of this investment is expected to be recovered from the sale of country club memberships. The balance of the costs of approximately $20 million is being amortized through cost of residential property sales as homesites and homes are sold. Management believes such costs will be recovered through the sale of the residential homes and homesites surrounding the country club.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:


 (IN THOUSANDS)                             1999       1998
 ------------------------------------- ---------- -----------
 Land and land improvements             $282,621   $246,885
 Buildings and improvements              307,085    283,441
 Equipment                               106,642    101,126
 Construction in progress                 21,116     42,341
 ------------------------------------- ---------- -----------

                                         717,464    673,793
 Accumulated depreciation               (189,598)  (173,793)
 ------------------------------------- ---------- -----------

                                        $527,866   $500,000
 ------------------------------------- ---------- -----------

Depreciation and amortization expense totaled approximately $18 million for 1999, 1998 and 1997.

NOTE 6 - INVESTMENTS IN AFFILIATES:

Investments in which the Company owns greater than 20% but less than 50% are accounted for using the equity method. Investments accounted for by the equity method were $9.8 million and $9.2 million at December 31, 1999 and December 31, 1998 respectively. Dividends or cash distributions received from these investments were $2.3 million, $1.1 million and $291,000 for 1999, 1998 and 1997 respectively. These entities are engaged in real estate developments. The Company's share of earnings of these affiliates is included in income as earned. Summarized financial information for these equity investees is shown below:


(IN THOUSANDS)                  1999       1998        1997
-------------------------- ---------- ----------- ----------
Revenues                    $ 11,592     $8,937      $2,494
Costs and other deductions    10,786      7,271       2,265
-------------------------- ---------- ----------- ----------

Net income                  $    806   $  1,666    $    229
-------------------------- ---------- ----------- ----------

Total assets                $ 80,475   $ 76,764    $ 29,757
-------------------------- ---------- ----------- ----------

Total liabilities           $ 46,446   $ 45,763    $ 16,056
-------------------------- ---------- ----------- ----------

Net equity                  $ 34,029   $ 31,001    $ 13,701
-------------------------- ---------- ----------- ----------

In 1998, the Company acquired an equity interest in a partnership, which owns four separate commercial properties. Through this partnership, the Company has the right to the earnings and respective cash flows from only one of the four properties, the Lake Elsinore Outlet Center in California. The Company, however, does not control the partnership or the operations of the Lake Elsinore Outlet Center. As such, the investment in the partnership is recorded using the equity method of accounting and only the Lake Elsinore Outlet Center is included with the Company's investments summarized above.

NOTE 7 - NOTES PAYABLE

Notes payable consists of the following:


 (IN THOUSANDS)                             1999        1998
 ----------------------------------- ----------- ------------
 Borrowings under revolving loan
      agreements, with a year-end
      interest rate of 9.3% and
      7.5% in 1999 and 1998,
      respectively                   $   105,000 $   198,000
 Long-term loans                         148,961      50,000
 Other                                     3,576       2,044
 ----------------------------------- ----------- ------------

 Total notes payable                 $   257,537 $   250,044
 ----------------------------------- ----------- ------------

In November of 1999, the Company entered into a new credit agreement with a syndicate of banks (the "Credit Agreement"). Pursuant to this Credit Agreement, the banks agreed to provide a two-year, unsecured revolving line of credit of up to $175 million, based on a percentage of the value of certain commercial properties and homebuilding inventory. The Credit Agreement bears interest at a variable rate based on the London Interbank Offered Rate ("LIBOR") or at an alternative rate based upon a designated bank's prime rate or federal funds rate. The Credit Agreement contains customary covenants including, but not limited to limitations on investments; sale of assets; limitation on other debt; financial covenants relating to tangible net worth, leverage, interest coverage and inventory levels. At December 31, 1999, the Company was in compliance with these covenants, and the outstanding debt on the facility was $105 million.

     In November of 1999, the Company completed a ten-year term loan with an insurance company. The $98 million loan bears interest at 7.66% and amortizes over a 27-year period. The loan is secured by six commercial properties, one apartment complex and a long-term ground lease.

     In December of 1998, the Company entered into a $50 million, ten-year term loan with an insurance company. The loan bears interest of 6.73% and is amortized over a 30-year period and is secured by two commercial properties.

     In October 1997, the Company entered into interest rate swaps on issued variable-rate debt for notional amounts totaling $80 million. This effectively converted variable-rate debt into fixed-rate debt, with an average interest rate of 7.54% at December 31, 1999. These Agreements mature on October 1, 2002. Notional amounts do not represent cash flow and credit risk exposure is limited to the net interest differentials. The swap rate difference resulted in approximately $379,000, $283,000 and $48,000 of additional interest expense in 1999, 1998, and 1997, respectively, compared to what interest expense would have been had the debt remained at variable rates.

     In December 1995, the Company issued a $10 million term note to Dole in connection with the Distribution. The unsecured note bears interest at 7% and matures on December 8, 2000.

     The total interest paid, net of capitalized interest, was $9.9 million, $4.9 million and $822,000 in 1999, 1998 and 1997, respectively.

The following is a summary of interest costs incurred:


(IN THOUSANDS)                 1999        1998        1997
-------------------------------------------------------------
Capitalized in real estate
     developments and
     property and
     equipment             $  9,868    $ 10,958    $ 10,735
Expensed                     10,800       5,919       1,103
-------------------------------------------------------------

                           $ 20,668    $ 16,877    $ 11,838
-------------------------------------------------------------

Amortization in cost of
     residential  and
     other property
     sales of interest
     previously
     capitalized           $  7,018    $  5,287    $  4,210
-------------------------------------------------------------

NOTE 8 - LEASES

The Company receives rental income from the leasing of retail, office and industrial building space under operating leases. Future minimum rentals, under non-cancelable operating leases over the next five years (excluding tenant reimbursements of operating expenses) as of December 31, 1999 are as follows:


 (IN THOUSANDS)                              COMBINED RETAIL
                                             AND OFFICE
                                             BUILDING SPACE
 ------------------------------------------------------------
 2000                                        $ 34,033
 2001                                          31,692
 2002                                          28,957
 2003                                          24,821
 2004                                          22,805
 Thereafter                                   156,100
 ------------------------------------------------------------

 Total                                       $298,408
 ------------------------------------------------------------

The leases also provide for additional rentals based on increases in operating expenses. These increases are generally payable in equal installments throughout the year, based on estimated increases, with any differences being adjusted in the succeeding year.

NOTE 9 - INCOME TAXES

In connection with the Distribution, the assets were recorded by the Company at a new tax basis equal to the aggregate fair market value of the stock and notes issued to Dole and the liabilities that were assumed by the Company in connection with the transaction. The difference in the new tax basis in comparison to the historical book value of the real estate and resorts assets recorded in the financial statements created a large deferred tax liability. Dole has agreed to indemnify and hold the Company harmless for any federal, state and local income taxes which may be imposed for all periods prior to the Distribution that have not been paid or provided for in the Company's consolidated balance sheet. The Company made income tax payments of approximately $4.7 million, $7.1 million and $4.6 million in 1999, 1998 and 1997 respectively. In 1997, the Company received income tax refunds of approximately $15.1 million.

The components of the income tax expense (benefit) were as follows:


 (IN THOUSANDS)                  1999       1998       1997
 ------------------------------------------------------------
 Current taxes:
 Federal                     $  4,900   $ 11,614   $  4,629
 State                            233      1,713        602
 ------------------------------------------------------------
 Total                          5,133     13,327      5,231
 ------------------------------------------------------------

 Deferred taxes:
 Federal                          602     (6,980)    (2,676)
 State                             29     (1,029)      (348)
 ------------------------------------------------------------
 Total                            631     (8,009)    (3,024)
 ------------------------------------------------------------

 Provision for income taxes  $  5,764   $  5,318   $  2,207
 ------------------------------------------------------------

The Company's reported income tax expense varied from the expense calculated using the U.S. federal statutory income tax rate for the following reasons:


 (IN THOUSANDS)                  1999       1998      1997
 ------------------------------------------------------------
 Expense computed at U.S.
      federal statutory
      income tax rate         $ 6,725    $ 5,641   $ 2,128

                                                                              34

 State and local income tax,
      net of federal income
      tax benefit                 259        670       244
 Income tax credits              (783)    (1,019)     (761)
 Other                           (437)        26       596
 ------------------------------------------------------------

 Reported income tax
      expense                 $ 5,764    $ 5,318   $ 2,207
 ------------------------------------------------------------

Deferred income taxes result from the temporary differences in the financial and tax bases of assets and liabilities. The sources of deferred tax liabilities (assets) and the tax effect of each are comprised of the following:


 (IN THOUSANDS)                           1999        1998
 ------------------------------------------------------------
 Differences between book values
      assigned in prior
      acquisitions and tax values    $ 160,399   $ 165,630
 State taxes                               265         147
 Other, net                             18,747       8,673
 ------------------------------------------------------------

                                     $ 179,411   $ 174,450
 ------------------------------------------------------------

Total deferred tax liabilities and deferred tax (assets) were as follows:


 (IN THOUSANDS)                        1999          1998
 ------------------------------------------------------------
 Total deferred tax liabilities   $ 187,143     $ 180,412
 Total deferred tax assets           (7,732)       (5,962)
 ------------------------------------------------------------

                                  $ 179,411     $ 174,450
 ------------------------------------------------------------

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

     Effective January 1, 1993, post retirement medical and life insurance benefits were eliminated; however, certain full time employees who met minimum age and service requirements continue to be eligible for the post-retirement medical and life insurance benefits. The Company pays the full cost of participants' life insurance coverage and makes contributions based on years of service to the cost of participants' medical insurance coverage, subject to a maximum annual contribution.

The status of the Company's pension and other benefit plans are summarized as follows:


                                                                         PENSION BENEFITS                 OTHER BENEFITS
 (IN THOUSANDS)                                                        1999            1998            1999            1998
 ----------------------------------------------------------------------------------------------------------------------------
 Change in benefits obligation:
      Benefit obligation at beginning of year                    $   22,573      $   20,037      $    2,807      $    2,580
      Service cost                                                      842             716               7               8
      Interest cost                                                   1,559           1,457             183             187
      Actuarial loss (gain)                                            (481)          1,767            (184)            224
      Benefits paid                                                  (1,404)         (1,404)           (195)           (192)

 ----------------------------------------------------------------------------------------------------------------------------
          Benefits obligation at end of year                     $   23,089      $   22,573      $    2,618      $    2,807
 ----------------------------------------------------------------------------------------------------------------------------

 Change in plan assets:
      Fair value of plan assets at beginning of year             $   20,054      $   18,068      $        -      $        -
      Actual return on plan assets                                    1,489           2,946               -               -
      Employer contributions                                            484             445               -               -
      Benefits paid                                                  (1,404)         (1,404)              -               -

 ----------------------------------------------------------------------------------------------------------------------------
          Fair value of plan assets at year end                  $   20,623      $   20,055      $        -      $        -
 ----------------------------------------------------------------------------------------------------------------------------

      Funded status                                              $    2,466      $    2,519      $    2,618      $    2,807
      Unrecognized net actuarial gain                                   359             129             196              11
      Unrecognized prior service cost                                   (55)            (67)              -               -

 ----------------------------------------------------------------------------------------------------------------------------
          Net amount recognized                                  $    2,770      $    2,581      $    2,814      $    2,818
 ----------------------------------------------------------------------------------------------------------------------------

 Weighted average assumptions at year end:
      Discount rate                                                   6.75%           6.75%           6.75%           6.75%
      Expected return on plan assets                                  9.0%            9.0%            9.0%            9.0%
      Rate of compensation increase                                   4.0%            4.0%



For measurement purposes, an annual rate of increase in the per capita cost of covered health care benefits of 8% was assumed for 2000. The rate was assumed to decrease gradually to 5% for 2006 and remain at that level thereafter. The net periodic benefit costs include the following components:


                                                                  PENSION BENEFITS                          OTHER BENEFITS
 (IN THOUSANDS)                                    1999          1998         1997         1999          1998         1997
 ----------------------------------------------------------------------------------------------------------------------------
 Components of net periodic benefit cost
 Service cost                                  $    842      $    716     $    681     $      7      $      8     $     12
 Interest cost                                    1,559         1,457        1,330          183           187          185
 Expected return on plan assets                  (1,758)       (1,481)      (2,059)           -             -            -
 Other, net                                          30            (5)         658            -             -           (5)
 ----------------------------------------------------------------------------------------------------------------------------

      Net periodic benefit cost                $    673      $    687     $    610     $    190      $    195     $    197
 ----------------------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent increase or decrease in these assumed health care cost trend rates would result in an increase of $254,000 or a reduction of $221,000, respectively, in the post-retirement benefit obligation as of December 31, 1999. A one percent increase or decrease in these assumed health care cost trend rates would result in an increase of $19,100 or a reduction of $17,000, respectively, in the total of the service and interest cost components.

     Retirement benefits are provided to most salaried and hourly non-bargaining Company employees under a 401(k) savings plan. The terms of this plan provide for the Company to partially match tax deferred employee contributions. Substantially all full-time salaried and hourly employees meeting age and length of service requirements are eligible to participate in the plan. Total Company contributions to these plans for 1999, 1998 and 1997 were $587,000, $555,000 and $468,000 respectively.

     The Company also participates in multi-employer pension plans provided under certain of its collective bargaining agreements which also provide for pension benefits. Total contributions to these plans were $12,000, $131,000 and $232,000 for 1999, 1998 and 1997 respectively.

     Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

NOTE 11 - COMMON SHAREHOLDERS' EQUITY

Authorized capital of Castle consists of 50,000,000 shares of no par value common stock, 1,000,000 shares of no par value Preference Stock, and 1,000,000 shares of no par value Preferential Stock.

NOTE 12 - STOCK OPTIONS AND AWARDS

The Castle & Cooke, Inc. 1995 Stock Option and Award Plan ("1995 Plan") provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance share awards and stock bonuses to officers. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123- "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This statement defines, among other things, a fair value based method of accounting for options under an employee stock option plan. However, it also allows an entity to continue to account for such items using APB Opinion No. 25- "Accounting for Stock Issued to Employees," under which no compensation expense is recognized. The Company elected this option, which alternatively requires pro forma disclosure of net income and earnings per share as if compensation expense had been recognized.

The pro forma results determined in accordance with SFAS No. 123 are as follows:


                                   1999        1998       1997
 -------------------------------------------------------------------
 Net income (loss) available to
          common shareholders:
          As reported              $ 13,451    $ 10,798   $   (104)
          Pro forma                $ 12,486    $ 10,024   $   (547)
 -------------------------------------------------------------------

 Basic earnings (loss) per share:
          As reported              $    0.79   $    0.58  $   (0.01)
          Pro forma                $    0.73   $    0.54  $   (0.03)
 -------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model. The assumptions used for the risk free interest rate were 5.1%, 5.6% and 6.4% for 1999, 1998 and 1997 respectively. The assumptions used for the dividend yield and expected life were zero percent and seven years, respectively, for all years. The assumption used for expected volatility rate was 27.6%, 32.3% and 28.2% for 1999, 1998 and 1997 respectively.

     Because SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The 1995 Plan is intended to provide an incentive to officers and key employees to remain with the Company. Stock options may be exercised for up to ten years from the date of grant, as determined by the Corporate Compensation and Benefits Committee of the Board of Directors which administers the plan. The committee has the authority to determine the officers and key employees to whom awards will be made and other terms and conditions of the awards. In 1995, the Company reserved 1,000,000 common shares for the 1995 Plan, which was reduced to 988,202 in 1996. In 1999, the plan was further amended to increase shares available for grant by an additional 1,000,000 common shares.

     Stock options under Dole's 1982 and 1991 Stock Option and Award Plan, which were not exercised prior to December 28, 1995, were adjusted in connection with the separation of the real estate and resorts business from the food business. Option holders who become employees of Castle after the Distribution received options to purchase shares of Castle Common Stock shares in lieu of their Dole options. The number of shares subject to, and the exercise price of, each option were adjusted and as a result, options to purchase approximately 287,465 shares of common stock of the Company at exercise prices ranging from $10.49 to $16.79 per share were issued upon conversion of preexisting Dole options. At December 31, 1999, a total of 1,131,563 common shares are available for future grants.

Change in stock options are as follows:


                                                   WEIGHTED
                                                    AVERAGE
                                                   EXERCISE
                                         SHARES       PRICE
 ------------------------------------------------------------
 Outstanding, December 31, 1996         385,743     $ 13.25
 Granted                                149,800       16.38
 Exercised                              (41,563)      12.12
 Canceled                                (9,966)      14.10
 ------------------------------------------------------------

 Outstanding, December 31, 1997         484,014     $ 14.30
 Granted                                218,400       15.11
 Exercised                              (39,829)      13.21
 Canceled                               (29,198)      15.00
 ------------------------------------------------------------

 Outstanding, December 31, 1998         633,387     $ 14.61
 Granted                                274,900       16.72
 Exercised                              (30,829)      12.77
 Canceled                              (136,187)      15.35
 ------------------------------------------------------------

 Outstanding, December 31, 1999         741,271     $ 15.18
 ------------------------------------------------------------

 Exercisable, December 31, 1999         365,018     $ 14.11
 ------------------------------------------------------------

The options outstanding as of December 31, 1999 have exercise prices between $11.50 and $16.81 and a weighted average remaining term of 7 years. The options exercisable as of December 31, 1999 have exercise prices between $11.50 and $16.69 and a weighted average remaining term of 5.5 years.

     The Castle & Cooke, Inc. Deferred Stock Compensation Plan for Non-Employee Directors (the "Plan") provides for $10,000 in eligible Directors' annual compensation to be deferred and paid in shares of common stock, in lieu of cash. The Plan is intended to attract, motivate and retain experienced directors of the Company. Each director is entitled to receive a distribution of a number of shares of stock equal to the number of shares in his or her account upon his or her termination from service on the Board. The Company has reserved 50,000 common shares for the Plan. In 1997, 2,673 shares were granted and $40,000 was recognized as compensation expense. In 1998, 2,104 shares were granted and $40,000 was recognized as compensation expense. In 1999, 1,993 shares were granted and $30,000 was recognized as compensation expense. As of December 31, 1999, a total of 9,051 shares under the Plan had been granted and are exercisable and 40,949 shares remain for future grants.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company is constructing commercial buildings and golf courses in various locations on the mainland. As of December 31, 1999 the estimated cost of future construction under contracts totaled approximately $19 million.

     The Company and its subsidiaries are contingently liable as joint in-demnitors to surety companies for subdivision, off-site improvement and construction bonds issued on their behalf. Outstanding bond commitments approximated $229 million and $188 million at December 31, 1999 and 1998, respectively.

     The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the final resolution of these lawsuits will not have a material adverse effect on its financial position or results of operations.

NOTE 14 - RELATED-PARTY TRANSACTIONS

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

     The Company received a general excise tax refund of $777,000 from the State of Hawaii in 1997. Pursuant to the Allocation Agreement, the refund was paid to Dole in the first quarter of 1998. The Company leased Dole office space in Bakersfield, California and Honolulu, Hawaii and farm land on Oahu and in 1999, 1998 and 1997 recorded rental income of approximately $492,000, $621,000 and $739,000 respectively, for such leases. In 1999, 1998 and 1997, the Company purchased $230,000, $229,000 and $260,000 respectively, of products from Dole for its retail store and hotels in Hawaii.

     In connection with the Distribution and as partial consideration for Dole's real estate and resort business, the Company issued a promissory note to Dole in the principal amount of $10 million (the "Term Note"). The Term Note is unsecured, payable in December 2000, and bears interest at the rate of 7% per annum, payable quarterly. Interest incurred on the Term Note was $700,000 in 1999, 1998 and 1997.

     In connection with the Distribution, the Company received a fifty percent undivided interest in a corporate aircraft that was owned by Dole. Dole retained the other fifty percent undivided interest in the aircraft. Under the Aircraft Co-ownership Agreement, the Company and Dole agreed that each party would be responsible for the direct costs associated with its use of the aircraft, and that all indirect costs would be equally shared. Pursuant to the Aircraft Co-ownership Agreement, the Company's proportionate share of the operating costs for the aircraft was $687,000, $641,000 and $561,000 during 1999, 1998 and 1997 respectively.

     The Company had a net receivable from Dole of approximately $83,000 and $1.7 million at December 31, 1999 and December 31, 1998, respectively.

NOTE 15 - INDUSTRY SEGMENT INFORMATION

In the fourth quarter of 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131- "Disclosures About Segments of an Enterprise and Related Information". The Company conducts its operations through three industry segments: Residential and other property sales, Resorts, and Commercial and other operations. Each segment is managed as a separate business unit because each segment is responsible for executing a unique business strategy. The residential and other property sales segment primarily develops and sells homes and finished homesites. This segment also includes the sales of undeveloped landholdings. The Resorts segment includes the operation of the Island of Lana'i which includes two luxury hotels, hotel amenities including two championship golf courses, the development and sale of residential homes and homesites, other construction activity, property management and other support operations. The Commercial and other operations segment includes the development and management of office, retail, golf course, industrial and other income producing properties. All of the Company's operations are in the United States. Industry segment information is presented below:


                                                RESIDENTIAL
                                                 AND OTHER                       COMMERCIAL
                                                 PROPERTY          RESORT        AND OTHER
(in thousands)                                     SALES         OPERATIONS      OPERATIONS        CORPORATE         TOTAL
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999

Total revenues                                 $   179,877      $    76,598     $    60,331      $        49    $   316,855

Operating income                                    24,147          (10,149)         14,126           (5,380)        22,744
Interest and other income, net                       1,767              347           2,933            2,224          7,271
Interest expense, net                                 (283)               -          (4,244)          (6,273)       (10,800)
-----------------------------------------------------------------------------------------------------------------------------

Income before taxes                            $    25,631      $    (9,802)    $    12,815      $    (9,429)   $    19,215
-----------------------------------------------------------------------------------------------------------------------------

Property and equipment additions               $       435      $     3,842     $    44,229      $        10    $    48,516
-----------------------------------------------------------------------------------------------------------------------------

Depreciation & Amortization                    $     3,408      $     7,414     $     6,825      $       597    $    18,244
-----------------------------------------------------------------------------------------------------------------------------

Total Assets                                   $   544,100      $   180,893     $   360,404      $     3,394    $ 1,088,791
-----------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998

Total revenues                                 $   165,635      $    72,452     $    52,103      $         -    $   290,190

Operating income                                    17,256          (11,308)         17,568           (5,380)        18,136
Interest and other income, net                       1,079               61           2,648              111          3,899
Interest expense, net                                    -                -               -           (5,919)        (5,919)
-----------------------------------------------------------------------------------------------------------------------------

Income before taxes                            $    18,335      $   (11,247)    $    20,216      $   (11,188)   $    16,116
-----------------------------------------------------------------------------------------------------------------------------

Property and equipment additions               $       230      $     4,316     $    48,699      $         5    $    53,250
-----------------------------------------------------------------------------------------------------------------------------

Depreciation & Amortization                    $       556      $     8,167     $     8,202      $       617    $    17,542
-----------------------------------------------------------------------------------------------------------------------------

Total Assets                                   $   393,804      $   240,517     $   414,478      $     5,306    $ 1,054,105
-----------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997

Total revenues                                 $   133,504      $    56,304     $    50,288      $         -    $   240,096

Operating income                                     5,781          (17,362)         20,031           (4,616)         3,834
Interest and other income, net                       1,598              278           1,324              149          3,349
Interest expense, net                                    -                -               -           (1,103)        (1,103)
-----------------------------------------------------------------------------------------------------------------------------

Income before taxes                            $     7,379      $   (17,084)    $    21,355      $    (5,570)   $     6,080
-----------------------------------------------------------------------------------------------------------------------------

Property and equipment additions               $        68      $     3,707     $    29,325      $        14    $    33,114
-----------------------------------------------------------------------------------------------------------------------------

Depreciation & Amortization                    $       654      $     9,171     $     7,157      $       612    $    17,594
-----------------------------------------------------------------------------------------------------------------------------

Total Assets                                   $   399,172      $   240,907     $   373,857      $     5,324    $ 1,019,260
-----------------------------------------------------------------------------------------------------------------------------

NOTE 16 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly results:


                                                                FIRST       SECOND        THIRD        FOURTH
 (IN THOUSANDS, EXCEPT SHARE DATA)                            QUARTER      QUARTER      QUARTER       QUARTER         YEAR
 ----------------------------------------------------------------------------------------------------------------------------
 1999

 Revenues                                                   $  63,687    $  81,925    $  80,940     $  90,303    $ 316,855
 Operating income                                               4,736        6,849        4,782         6,377       22,744
 Net income available to common shareholders                    2,791        3,951        4,143         2,566       13,451

 ----------------------------------------------------------------------------------------------------------------------------
 Basic and diluted earnings per common share                $    0.16    $    0.23    $    0.24     $    0.16    $    0.79
 ----------------------------------------------------------------------------------------------------------------------------

 1998

 Revenues                                                   $  57,250    $  69,480    $  79,136     $  84,324    $ 290,190
 Operating income                                               2,861        3,735        6,512         5,028       18,136
 Net income available to common shareholders                    1,396        2,588        4,019         2,795       10,798

 ----------------------------------------------------------------------------------------------------------------------------
 Basic and diluted earnings per common share                $    0.07    $    0.13    $    0.24     $    0.16    $    0.58
 ----------------------------------------------------------------------------------------------------------------------------

 1997

 Revenues                                                   $  54,178    $  55,057    $  54,461     $  76,400    $ 240,096
 Operating income                                                 860        1,602          370         1,002        3,834
 Net income available to common shareholders                     (532)         236         (574)          766         (104)

 ----------------------------------------------------------------------------------------------------------------------------
 Basic and diluted (loss) earnings per common share         $   (0.03)   $    0.01    $   (0.03)    $    0.04    $   (0.01)
 ----------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
CASTLE & COOKE, INC.:

We have audited the accompanying consolidated balance sheets of Castle & Cooke, Inc. (a Hawaii corporation) and subsidiaries as of December 31, 1999 and December 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999, December 31, 1998 and December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castle & Cooke, Inc. and subsidiaries as of December 31, 1999 and December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1999, December 31, 1998 and December 31, 1997 in conformity with accounting principles generally accepted in the United States.



                                       /s/ ARTHUR ANDERSEN LLP
                                       -----------------------------------
                                       ARTHUR ANDERSEN LLP


Los Angeles, California
February 3, 2000